Form 10-K, Exhibit 13
period 1997-12-31
GALAGEN INC
filed 1998-03-30
CIK 889872

                                                                    EXHIBIT 13.1


                                  GALAGEN INC.
                         INDEX TO FINANCIAL INFORMATION
                                      1997

                                                                       Page
                                                                       ----
Management's Discussion and Analysis of Financial
     Condition and Results of Operations............................     1
Balance Sheets......................................................     5
Statements of Operations............................................     6
Statement of Changes in Stockholders' Equity........................     7
Statements of Cash Flows............................................    13
Notes to Financial Statements.......................................    14
Report of Independent Auditors......................................    26
Selected Financial Data.............................................    27
Market for Registrant's Common Equity and Related
     Stockholder Matters............................................    29

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS

     The information presented in this Annual Report to Stockholders for the year ended December 31, 1997 (the "Annual Report") contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are subject to risks and uncertainties, including those discussed below under "Disclosure Regarding Forward-Looking Statements" and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 ("Form 10-K") under "Risk Factors", that could cause actual results to differ materially from those projected. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

GENERAL

     GalaGen has broadened its focus to include nutritional products and is utilizing its expertise in its platform antibody technology to develop a portfolio of proprietary nutritional products, including dietary supplements, which incorporate its Proventra-TM- Brand Natural Immune Components. These products will target needs of both consumers and healthcare professionals. GalaGen continues to develop oral pharmaceuticals that target life threatening and emerging pathogens. These antibodies used in nutritional and pharmaceutical products are food proteins that are derived from the milk collected in the first few milkings of a dairy cow after its calf is born. Using its proprietary procedures, the Company has produced antibodies that target specific pathogens infecting the human gastrointestinal tract, including bacteria and their toxins, parasites, fungi and viruses. Because the Company's antibodies are derived from cows' milk, they do not represent new chemical compounds with uncertain toxicity, but rather their components are commonly found in dairy foods that are already widely consumed.

     In August 1997, the Company announced that it was placing its Sporidin-G clinical trial on hold due to continuing decline in the patient population for the product's initial indication, AIDS-related CRYPTOSPORIDIUM PARVUM infection. The decline was brought about by the effectiveness and increased use of new AIDS therapies, including protease inhibitors and earlier administration of combination therapy.

     In December 1997, the Company introduced Basics Plus, a dietary supplement product, in conjunction with its marketing and manufacturing partner, Lifeway Foods. Basics Plus is the first product to emerge from the collaboration with Lifeway Foods and contains active beneficial kefir cultures and GalaGen's Proventra-TM- Brand Natural Immune Components.

     Diffistat-G, its pharmaceutical product in Phase II clinical development, is being developed for the treatment and prevention of antibiotic-associated diarrhea, a disease which annually affects more than 400,000 patients in the United States.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     GENERAL. The net loss applicable to common stockholders decreased by $9,148,457, or 61.9%, in 1997 to $5,635,134 from $14,783,591 in 1996 and increased by $9,309,553, or 170.1%, in 1996 from $5,474,038 in 1995. The decrease in 1997 and increase in 1996 was due primarily to a one time non-cash charge to earnings in April 1996 of $7,296,844 for a preferred stock dividend, as described below, relating to the value of additional shares issued to holders of certain preferred stock upon conversion into Common Stock at the closing of the Company's initial public offering (the "Offering"), which occurred in April 1996. Historical spending levels may not be indicative of future spending levels. The Company is continuing its nutritional and pharmaceutical product development activity, which is planned to include costs relating to research and development activity, small-scale manufacturing, clinical trial activity and market research. For these reasons, the Company believes its expenses and losses will increase before any material product revenues are generated.

    RESEARCH AND DEVELOPMENT EXPENSES. Expenses for research and development decreased $1,321,803, or 25.1%, in 1997 to $3,935,817 from $5,257,620 in 1996 and increased $1,526,543, or 40.9%, in 1996 from $3,731,077 in 1995. The decrease in 1997 was due primarily to decreased clinical trial expenses associated with Sporidin-G of approximately $2,000,000 and decreased personnel and administration expenses of approximately $280,000 offset primarily by increased manufacturing expenses of approximately $440,000, increased clinical expenses for Diffistat-G of approximately $320,000 and increased nutritional products expense of approximately $200,000. The increase in 1996 as compared to 1995 was due primarily to increased expenses associated with the Sporidin-G clinical trial as well as increased development, clinical and personnel expenses for the Company's other products, offset by a $300,000 license fee paid to Chiron Corporation in 1995 in the form of Company stock.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $76,642 or 4.1% in 1997 to $1,966,001 from $1,889,359 in
1996 and decreased $132,840, or 6.6%, in 1996 from $2,022,199 in 1995. The increase in 1997 is due primarily to increased public reporting and shareholder relations expense of approximately $157,000 and increased insurance costs of approximately $68,000 offset by decreased outside consulting expense of approximately $83,000 and decreased deferred compensation expense of approximately $65,000. The decrease in 1996 compared to 1995 was due primarily to a decrease of $136,200 in deferred compensation expense (see Note 9 of Notes to Financial Statements).

     INTEREST INCOME. Interest income was $448,322 in 1997, $605,548 in 1996 and $30,526 in 1995. The decrease in 1997 is attributable to the decreased level of investable funds. The increase from 1995 to 1996 was due to the investment of funds received by the Company from the Offering.

     INTEREST EXPENSE. Interest expense was $181,638 in 1997, $945,316 in 1996 and $506,709 in 1995. Interest expense for 1997 consisted primarily of line of credit interest expense of $91,679 (see Note 7 of Notes to Financial Statements) and convertible debt interest expense of $82,459 (see Note 8 of Notes to Financial Statements). Interest expense for 1996 was due primarily to warrants valued at $768,064 which were issued to guarantors of a line of credit for the Company and to purchasers of the Company's promissory notes and to interest over a period of approximately three months on the convertible promissory notes (the "Convertible Promissory Notes") issued by the Company. The Convertible Promissory Notes converted into Common Stock upon the closing of the Offering. Interest expense for 1995 related primarily to interest on the Convertible Promissory Notes.

     EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT. The extraordinary gain on extinguishment of debt of $605,421 in 1995 related to certain debt reduction settlements negotiated in connection with the termination of the Company's transgenics program (see Note 12 of the Notes to the Financial Statements).

     PREFERRED STOCK DIVIDEND. The preferred stock dividend of $7,296,844 in 1996 related to the value of additional Common Stock received by the holders of Convertible Promissory Notes, Series E and Series F-1 Preferred Stock upon the conversion of such securities into Common Stock at the closing of the Offering (the Convertible Promissory Notes converting first into Series D Preferred Stock which in turn converted immediately into Common Stock at the closing). The Convertible Promissory Notes and the Series D, Series E and Series F-1 Preferred Stock provided that their conversion prices be automatically adjusted to reflect the lower of their currently effective conversion price or 70% of the Offering price.

LIQUIDITY AND CAPITAL RESOURCES

     The Company was incorporated in March 1992. On July 24, 1992, Procor, the Company's predecessor, was merged with and into the Company (the "Procor-GalaGen Merger"). At the time of the Procor-GalaGen Merger, Procor was a wholly-owned subsidiary of Land O'Lakes. Since the Company's inception through December 31, 1997, investments in the Company have totaled approximately $53.1 million, including approximately $7.1 million of inter-company obligations payable to Land O'Lakes which were forgiven and recorded as contributed capital at the time of the Procor-GalaGen Merger, $17.9 million from the Offering (after deducting underwriting discounts and offering expenses) and approximately $28.1 million from private placements of equity and convertible debt and from conversion of accrued interest on such debt and the exercise of stock options and warrants. The Company has invested funds received in the Offering and these private placements in investment-grade, interest-bearing obligations.

     Cash used in operating activities decreased by $83,664, or 1.4%, in 1997 to $6,052,148 from $6,135,812 in 1996 and increased by $2,903,924, or 89.9%, in 1996 from $3,231,888 in 1995. Cash used in operations went primarily to fund operating losses and was offset slightly by changes in operating assets and liabilities.

     The Company invested $13,276 in 1997 and $7,498,343 in 1996 in available-for-sale securities. The Company invested $215,320 in 1997 and $1,264,342 in 1996 in equipment and tenant improvements related to the Company's pilot plant manufacturing facility, the majority of which has been subsequently financed through the line-of-credit (see Note 7 of Notes to the Financial Statements). The Company invested $63,685 in 1997, $193,012 in 1996 and $36,311 in 1995 in lab equipment, computer equipment and software and furniture used primarily to support the Company's operations.

     The Company's seven-year operating lease for manufacturing equipment is in effect through 2003 and requires future annual minimum payments of approximately $140,000. Additionally the Company's five-year lease agreement with Land O'Lakes for specified manufacturing space is in effect through June 2001 and requires future annual minimum payments of approximately $86,000 (see Note 10 of the Notes to the Financial Statements).

     The Company anticipates that its existing resources and interest thereon will be sufficient to satisfy its anticipated cash requirements through approximately the first quarter of 1999. The Company's working capital and capital requirements will depend upon numerous factors, including the progress of the Company's market research, product development and marketing and distribution for nutritional products in addition to the clinical trials, research and development programs and the timing of and cost of obtaining regulatory approvals and marketing activities for pharmaceutical products. The Company's capital requirements also will depend on the levels of resources devoted to the development of manufacturing capabilities, technological advances, the status of competitive products and the ability of the Company to establish strategic alliances to provide funding to the Company for research, development and marketing.

     The Company expects to incur substantial additional research and development and other costs, including costs related to clinical studies and marketing activities for both nutritional and pharmaceutical products. Capital expenditures may be necessary to obtain licensure of the existing pilot plant facility and to establish additional commercial scale manufacturing facilities. The Company will need to raise substantial additional funds for longer-term product development, manufacturing and marketing activities that may be required in the future. The Company's ability to continue funding its planned operations beyond the first quarter of 1999 is dependent upon its ability to generate product revenues or to obtain additional funds through equity or debt financing, strategic alliances, license agreements or from other financing sources. A lack of adequate revenues or funding could eventually result in the insolvency or bankruptcy of the Company. At a minimum, if adequate funds are not available, the Company may be required to delay or to eliminate expenditures for certain of its product development efforts or to license to third parties the rights to commercialize products or technologies that the Company would otherwise seek to develop itself. Because of the Company's significant long-term capital requirements, it may seek to raise funds when conditions are favorable, even if it does not have an immediate need for such additional capital at such time. If the Company has not raised funds prior to such time as the Company's needs for funding become immediate, the Company may be forced to raise funds when conditions are unfavorable which could result in substantial dilution to the Company's current stockholders.

YEAR 2000 ISSUES

     Certain of the Company's business systems may require updating to continue to function properly beyond 1999. The Company believes that it will have adequate resources for this purpose and does not expect to incur significant expenditures to address this issue.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report to Stockholders contains certain forward looking statements within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Annual Report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Although the Company believes these statements are reasonable, readers of this Annual Report should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors listed below and set forth in the Company's Form 10-K under the caption "Risk Factors." Readers of this Annual Report should consider carefully the factors listed below and under the caption "Risk Factors" in the Company's Form 10-K, as well as the other information and data contained in this Annual Report. The Company cautions the reader, however, that such list of factors under the caption "Risk Factors" in the Company's Form 10-K and listed below may not be exhaustive and that those or other factors, many of which are outside of the Company's control, could have a material adverse effect on the Company and its results of operations. Factors that could cause actual results to differ include, without limitation, the Company's ability to generate sufficient working capital and obtain necessary financing, the Company's ability to form strategic alliances with marketing and distribution partners, the Company's exposure to product liability claims, consumers' perception of product safety and quality, the Company's reliance on flawed market research, potential competitors that are larger and financially stronger, the Company's ability to receive regulatory approval for its products and the Company's ability to manufacture an acceptable product on a commercial scale. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth hereunder and under the caption "Risk Factors" in the Company's Form 10-K.

                                  GALAGEN INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                     ASSETS

                                                           December 31
                                                 ------------------------------
                                                      1997            1996
                                                 ------------------------------
Current assets:
  Cash and cash equivalents ..................   $    155,908     $  3,869,549
  Available-for-sale securities ..............      7,511,619        7,498,343
  Prepaid expenses ...........................        196,672           87,274
                                                 -------------    -------------
Total current assets .........................      7,864,199       11,455,166
Property, plant and equipment ................      1,869,974        1,687,838
   Less accumulated depreciation .............       (363,355)        (195,483)
                                                 -------------    -------------
                                                    1,506,619        1,492,355

Deferred expenses ............................        158,953           11,944
                                                 -------------    -------------

Total assets .................................   $  9,529,771     $ 12,959,465
                                                 -------------    -------------
                                                 -------------    -------------

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable ...........................   $    559,498     $  1,486,928
  Note payable ...............................        238,250                -
  Accrued expenses ...........................         38,129          192,633
                                                 -------------    -------------
Total current liabilities ....................        835,877        1,679,561

Commitments

Convertible notes, net of discount of
   $428,182 in 1997 ..........................      1,071,818                -
Note payable, long term portion ..............        923,998                -
Other long-term liabilities ..................         45,000           45,000

Stockholders' equity:
  Preferred Stock, $.01 par value:
     Authorized shares - 15,000,000
     Issued and outstanding shares - none
       in 1997 and 1996 ......................              -                -
  Common stock, $.01 par value:
     Authorized shares - 40,000,000
     Issued and outstanding shares - 7,234,974
       in 1997; 7,163,769 in 1996 ............         72,350           71,638

  Additional paid-in capital .................     59,669,586       58,926,654
  Deficit accumulated during the
    development stage ........................    (52,819,054)     (47,183,920)
  Deferred compensation ......................       (269,804)        (579,468)
                                                 -------------    -------------
  Total stockholders' equity .................      6,653,078       11,234,904
                                                 -------------    -------------
Total liabilities and stockholders' equity ...   $  9,529,771     $ 12,959,465
                                                 -------------    -------------
                                                 -------------    -------------

                           See accompanying notes.

                                   GALAGEN INC.
                           (A DEVELOPMENT STAGE COMPANY)

                              STATEMENTS OF OPERATIONS



                                                                                                            Period from
                                                                                                          November 17, 1987
                                                                   Year ended December 31                  (inception) to
                                                          ----------------------------------------           December 31,
                                                              1997          1996            1995                1997
                                                          -----------------------------------------------------------------
Revenues:
  Product sales........................................   $         -     $          -      $         -        $  1,449,593
  Product royalties....................................             -                -                -              62,747
  Research and development revenues....................             -                -          150,000             396,350
                                                          ------------    -------------     ------------       -------------
                                                                    -                -          150,000           1,908,690
Operating costs and expenses:
  Cost of goods sold...................................             -                -                -           3,468,711
  Research and development.............................     3,935,817        5,257,620        3,731,077          27,131,353
  General and administrative...........................     1,966,001        1,889,359        2,022,199          16,014,596
                                                          ------------    -------------     ------------       -------------
                                                            5,901,818        7,146,979        5,753,276          46,614,660
                                                          ------------    -------------     ------------       -------------
Operating loss.........................................    (5,901,818)      (7,146,979)      (5,603,276)        (44,705,970)

Interest income........................................       448,322          605,548           30,526           1,205,674
Interest expense.......................................      (181,638)        (945,316)        (506,709)         (2,627,335)
                                                          ------------    -------------     ------------       -------------
Net loss before extraordinary gain.....................    (5,635,134)      (7,486,747)      (6,079,459)        (46,127,631)
Extraordinary gain on extinguishment of debt...........             -                -          605,421             605,421
                                                          ------------    -------------     ------------       -------------
Net loss for the period and deficit accumulated during
  the development stage................................    (5,635,134)      (7,486,747)      (5,474,038)        (45,522,210)
Less preferred stock dividends.........................             -       (7,296,844)               -          (7,296,844)
                                                          ------------    -------------     ------------       -------------

Net loss applicable to common stockholders.............   $(5,635,134)    $(14,783,591)     $(5,474,038)       $(52,819,054)
                                                          ------------    -------------     ------------       -------------
                                                          ------------    -------------     ------------       -------------

Net loss per share applicable to common stockholders
  Basic and Diluted....................................   $      (.78)    $      (2.24)     $     (2.87)       $     (25.93)



Weighted average number of common shares outstanding
  Basic and Diluted....................................     7,184,722        6,604,902        1,904,059           2,036,959


                            See accompanying notes.

                                         GALAGEN INC.
                                (A DEVELOPMENT STAGE COMPANY)

                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                 Series A                 Series B                 Series C
                                                              Preferred Stock          Preferred Stock         Preferred Stock
                                                           -----------------------------------------------------------------------
                                                             Shares     Amount        Shares     Amount       Shares      Amount
                                                           -----------------------------------------------------------------------
Common stock issued to parent on January 1, 1988
  at $1.00 per share.....................................
    Net loss for the year................................

Balance at December 31, 1988.............................
    Net loss for the year................................

Balance at December 31, 1989.............................
    Net loss for the year................................

Balance at December 31, 1990.............................
    Net loss for the year................................

Balance at December 31, 1991.............................
    Sale of 941,148 shares of GalaGen common stock
       in May 1992 at $1.23 per share....................
    Merger of GalaGen with Procor Technologies, Inc.
       Issuance of 812,502 shares of GalaGen
         common stock to Land O'Lakes....................
       Cancellation of Procor Technologies, Inc.
         common stock held by Land O'Lakes...............
       Contribution of payable to Land O'Lakes
         to capital of GalaGen...........................
    Sale of 2,500,000 shares of GalaGen Series A
       Preferred Stock in July 1992 at $2.00 per share,
       net of offering costs of $42,000..................   2,500,000   $25,000
    Exercise of stock option.............................
    Compensation related to stock options/warrants.......
    Net loss for the year................................
                                                           -----------------------------------------------------------------------
Balance at December 31, 1992.............................   2,500,000    25,000            -          -            -           -
    Sale of 1,234,748 shares of GalaGen Series B
       Preferred Stock in March 1993 at $3.25 per
       share, net of offering costs of $18,460...........                          1,234,748    $12,347
    Sale of 539,000 shares of GalaGen Series C
       Preferred Stock in December 1993 at $5.00 per
       share, net of offering costs of $133,316..........                                                    539,000      $5,390
    Exercise of stock option.............................
    Compensation related to stock warrants...............
    Net loss for the year................................
                                                           -----------------------------------------------------------------------
Balance at December 31, 1993.............................   2,500,000    25,000    1,234,748     12,347      539,000       5,390
    Sale of 12,000 shares of GalaGen Series C
       Preferred Stock in March 1994 at $5.00 per
       share, net of offering costs of $5,479............                                                     12,000         120
    Exercise of stock options............................
    Common stock issued for services.....................
    Warrant valuation for convertible promissory
       notes.............................................
    Net loss for the year................................
                                                           -----------------------------------------------------------------------
Balance at December 31, 1994.............................   2,500,000   $25,000    1,234,748    $12,347      551,000      $5,510


                                                                Series F-1       Series E
                                                            Preferred Stock   Preferred Stock         Common Stock     Additional
                                                           ----------------------------------------------------------   Paid-In
                                                            Shares   Amount   Shares   Amount      Shares     Amount    Capital
                                                           ------------------------------------------------------------------------
Common stock issued to parent on January 1, 1988
  at $1.00 per share.....................................                                           13,541   $13,541   $    36,459
    Net loss for the year................................
                                                                                                  ---------------------------------
Balance at December 31, 1988.............................                                           13,541    13,541        36,459
    Net loss for the year................................
                                                                                                  ---------------------------------
Balance at December 31, 1989.............................                                           13,541    13,541        36,459
    Net loss for the year................................
                                                                                                  ---------------------------------
Balance at December 31, 1990.............................                                           13,541    13,541        36,459
    Net loss for the year................................
                                                                                                  ---------------------------------
Balance at December 31, 1991.............................                                           13,541    13,541        36,459
    Sale of 941,148 shares of GalaGen common stock
       in May 1992 at $1.23 per share....................                                          941,148     9,411     1,148,923
    Merger of GalaGen with Procor Technologies, Inc.
       Issuance of 812,502 shares of GalaGen
         common stock to Land O'Lakes....................                                          812,502     8,125        21,875
       Cancellation of Procor Technologies, Inc.
         common stock held by Land O'Lakes...............                                          (13,541)  (13,541)      (36,459)
       Contribution of payable to Land O'Lakes
         to capital of GalaGen...........................                                                                7,127,720
    Sale of 2,500,000 shares of GalaGen Series A
       Preferred Stock in July 1992 at $2.00 per share,
       net of offering costs of $42,000..................                                                                4,933,000
    Exercise of stock option.............................                                           13,541       135        16,532
    Compensation related to stock options/warrants.......                                                                   27,000
    Net loss for the year................................
                                                           ------------------------------------------------------------------------
Balance at December 31, 1992.............................        -        -        -        -    1,767,191    17,671    13,275,050
    Sale of 1,234,748 shares of GalaGen Series B
       Preferred Stock in March 1993 at $3.25 per
       share, net of offering costs of $18,460...........                                                                3,982,124
    Sale of 539,000 shares of GalaGen Series C
       Preferred Stock in December 1993 at $5.00 per
       share, net of offering costs of $133,316..........                                                                2,556,294
    Exercise of stock option.............................                                           14,895       149        18,184
    Compensation related to stock warrants...............                                                                  112,000
    Net loss for the year................................
                                                           ------------------------------------------------------------------------
Balance at December 31, 1993.............................        -        -        -        -    1,782,086    17,820    19,943,652
    Sale of 12,000 shares of GalaGen Series C
       Preferred Stock in March 1994 at $5.00 per
       share, net of offering costs of $5,479............                                                                   54,401
    Exercise of stock options............................                                          100,886     1,009       142,359
    Common stock issued for services.....................                                            5,025        50        55,616
    Warrant valuation for convertible promissory
       notes.............................................                                                                   77,000
    Net loss for the year................................
                                                           ------------------------------------------------------------------------
Balance at December 31, 1994.............................        -   $    -        -   $    -    1,887,997   $18,879   $20,273,028



                                                                            Deficit
                                                                          Accumulated
                                                               Deferred    During the    Receivable
                                                               Compen-     Development      From
                                                               sation         Stage       Officer        Total
                                                              ----------------------------------------------------
Common stock issued to parent on January 1, 1988
  at $1.00 per share.....................................                                            $     50,000
    Net loss for the year................................                 $ (1,724,853)                (1,724,853)
                                                                         --------------              -------------
Balance at December 31, 1988.............................                   (1,724,853)                (1,674,853)
    Net loss for the year................................                   (2,819,808)                (2,819,808)
                                                                         --------------              -------------
Balance at December 31, 1989.............................                   (4,544,661)                (4,494,661)
    Net loss for the year................................                   (2,863,109)                (2,863,109)
                                                                         --------------              -------------
Balance at December 31, 1990.............................                   (7,407,770)                (7,357,770)
    Net loss for the year................................                   (3,103,948)                (3,103,948)
                                                                         --------------              -------------
Balance at December 31, 1991.............................                  (10,511,718)               (10,461,718)
    Sale of 941,148 shares of GalaGen common stock
       in May 1992 at $1.23 per share....................                                               1,158,334
    Merger of GalaGen with Procor Technologies, Inc.
       Issuance of 812,502 shares of GalaGen
         common stock to Land O'Lakes....................                                                  30,000
       Cancellation of Procor Technologies, Inc.
         common stock held by Land O'Lakes..............                                                  (50,000)
       Contribution of payable to Land O'Lakes
         to capital of GalaGen...........................                                               7,127,720
    Sale of 2,500,000 shares of GalaGen Series A
       Preferred Stock in July 1992 at $2.00 per share,
       net of offering costs of $42,000..................                                               4,958,000
    Exercise of stock option.............................                                                  16,667
    Compensation related to stock options/warrants.......                                                  27,000
    Net loss for the year................................                   (3,497,040)                (3,497,040)
                                                           -------------------------------------------------------
Balance at December 31, 1992.............................             -    (14,008,758)           -      (691,037)
    Sale of 1,234,748 shares of GalaGen Series B
       Preferred Stock in March 1993 at $3.25 per
       share, net of offering costs of $18,460...........                                               3,994,471
    Sale of 539,000 shares of GalaGen Series C
       Preferred Stock in December 1993 at $5.00 per
       share, net of offering costs of $133,316..........                                               2,561,684
    Exercise of stock option.............................                                 $ (18,333)            -
    Compensation related to stock warrants...............                                                 112,000
    Net loss for the year................................                   (7,523,499)                (7,523,499)
                                                              ----------------------------------------------------
Balance at December 31, 1993.............................            -     (21,532,257)     (18,333)   (1,546,381)
    Sale of 12,000 shares of GalaGen Series C
       Preferred Stock in March 1994 at $5.00 per
       share, net of offering costs of $5,479............                                                  54,521
    Exercise of stock options............................                                    18,333       161,701
    Common stock issued for services.....................                                                  55,666
    Warrant valuation for convertible promissory
       notes.............................................                                                  77,000
    Net loss for the year................................                   (5,394,034)                (5,394,034)
                                                              ----------------------------------------------------
Balance at December 31, 1994.............................      $      -   $(26,926,291)   $       -   $(6,591,527)


                                  GALAGEN INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)



                                                                Series A                 Series B                 Series C
                                                             Preferred Stock          Preferred Stock         Preferred Stock
                                                          -----------------------------------------------------------------------
                                                            Shares     Amount        Shares     Amount       Shares      Amount
                                                          -----------------------------------------------------------------------
Balance at December 31, 1994............................  2,500,000   $ 25,000     1,234,748   $ 12,347     551,000      $ 5,510
    Sale of 338,461 shares of GalaGen Series E
      Preferred Stock at $3.25 per share in December
      1995, net of offering costs of $23,610............
    Issuance of Series F-1 Preferred Stock at $17.50
      per share to Chiron Corporation in March 1995.....
    Warrant valuation for Chiron Corporation
      agreement, net of offering costs of $24,803.......
    Exercise of stock options ..........................
    Common stock issued for services....................
    Warrant valuation for convertible promissory
      notes ............................................
    Deferred compensation related to stock options......
    Amortization of deferred compensation...............
    Net loss for the year...............................
                                                          -----------------------------------------------------------------------
Balance at December 31, 1995............................  2,500,000     25,000     1,234,748     12,347     551,000        5,510
    Sale of Series E Preferred Stock....................
    Issuance of Series F-1 Preferred Stock..............
    Warrant valuation for line of credit and notes......
    Warrant valuation for Convertible Promissory
       Notes............................................
    Conversion of Series A Preferred Stock.............. (2,500,000)   (25,000)
    Conversion of Series B Preferred Stock..............                          (1,234,748)   (12,347)
    Conversion of Series C Preferred Stock..............                                                   (551,000)     (5,510)
    Conversion of Series F-1 Preferred Stock............
    Conversion of Series E Preferred Stock..............
    Conversion of Convertible Promissory Notes,
       net of financing costs of $131,010...............
    Initial public offering, net of offering costs of
       $2,078,225.......................................
    Preferred stock dividend............................
    Stock issued through Employee Stock Purchase
       Plan.............................................
    Amortization of deferred compensation...............
    Deferred compensation adjustment, canceled
       options..........................................
    Exercise of stock options...........................
    Net loss for the year...............................
                                                          -----------------------------------------------------------------------
Balance at December 31, 1996............................          -   $      -             -   $      -           -     $      -


                                                                Series F-1       Series E
                                                            Preferred Stock   Preferred Stock         Common Stock     Additional
                                                           ----------------------------------------------------------   Paid-In
                                                            Shares   Amount   Shares   Amount      Shares     Amount    Capital
                                                           ------------------------------------------------------------------------
Balance at December 31, 1994............................         -   $    -          - $     -    1,887,997   $18,879  $20,273,028
    Sale of 338,461 shares of GalaGen Series E
      Preferred Stock at $3.25 per share in December
      1995, net of offering costs of $23,610............                       338,461     3,385                         1,073,002
    Issuance of Series F-1 Preferred Stock at $17.50
      per share to Chiron Corporation in March 1995.....    17,143      171                                                299,829
    Warrant valuation for Chiron Corporation
      agreement, net of offering costs of $24,803.......                                                                   125,197
    Exercise of stock options ..........................                                             36,670       367       45,434
    Common stock issued for services....................                                             27,585       276      305,282
    Warrant valuation for convertible promissory
      notes.............................................                                                                    33,333
    Deferred compensation related to stock options......                                                                 1,657,000
    Amortization of deferred compensation...............
    Net loss for the year...............................
                                                           ------------------------------------------------------------------------
Balance at December 31, 1995............................    17,143      171    338,461     3,385  1,952,252    19,522   23,812,105
    Sale of Series E Preferred Stock....................                        46,154       461                           149,539
    Issuance of Series F-1 Preferred Stock..............    17,144      171                                                299,849
    Warrant valuation for line of credit and notes......                                                                   768,064
    Warrant valuation for Convertible Promissory
       Notes............................................                                                                   (68,474)
    Conversion of Series A Preferred Stock..............                                            677,063     6,771       18,229
    Conversion of Series B Preferred Stock..............                                            543,413     5,434        6,913
    Conversion of Series C Preferred Stock..............                                            248,758     2,488        3,022
    Conversion of Series F-1 Preferred Stock............   (34,287)    (342)                         85,717       857         (515)
    Conversion of Series E Preferred Stock..............                      (384,615)   (3,846)   178,568     1,786         2060
    Conversion of Convertible Promissory Notes,
       net of financing costs of $131,010...............                                          1,434,495    14,345    8,918,954
    Initial public offering, net of offering costs of
       $2,078,225.......................................                                          2,000,000    20,000   17,901,775
    Preferred stock dividend............................                                                                 7,296,844
    Stock issued through Employee Stock Purchase
       Plan.............................................                                              3,642        36       13,512
    Amortization of deferred compensation...............
    Deferred compensation adjustment, canceled
       options..........................................                                                                  (261,200)
    Exercise of stock options...........................                                             39,861       399       65,977
    Net loss for the year...............................
                                                           ------------------------------------------------------------------------
Balance at December 31, 1996............................         -   $    -          - $     -    7,163,769   $71,638  $58,926,654




                                                                            Deficit
                                                                          Accumulated
                                                               Deferred    During the    Receivable
                                                               Compen-     Development      From
                                                               sation         Stage       Officer        Total
                                                             ----------------------------------------------------
Balance at December 31, 1994............................      $        -   $(26,926,291)  $     -    $(6,591,527)
    Sale of 338,461 shares of GalaGen Series E
      Preferred Stock at $3.25 per share in December
      1995, net of offering costs of $23,610............                                               1,076,387
    Issuance of Series F-1 Preferred Stock at $17.50
      per share to Chiron Corporation in March 1995.....                                                 300,000
    Warrant valuation for Chiron Corporation
      agreement, net of offering costs of $24,803.......                                                 125,197
    Exercise of stock options ..........................                                                  45,801
    Common stock issued for services....................                                                 305,558
    Warrant valuation for convertible promissory
      notes.............................................                                                  33,333
    Deferred compensation related to stock options......       (1,657,000)                                     -
    Amortization of deferred compensation...............          476,266                                476,266
    Net loss for the year...............................                     (5,474,038)              (5,474,038)
                                                             ----------------------------------------------------
Balance at December 31, 1995............................       (1,180,734)  (32,400,329)        -     (9,703,023)
    Sale of Series E Preferred Stock....................                                                 150,000
    Issuance of Series F-1 Preferred Stock..............                                                 300,020
    Warrant valuation for line of credit and notes......                                                 768,064
    Warrant valuation for Convertible Promissory
       Notes............................................                                                 (68,474)
    Conversion of Series A Preferred Stock..............                                                       -
    Conversion of Series B Preferred Stock..............                                                       -
    Conversion of Series C Preferred Stock..............                                                       -
    Conversion of Series F-1 Preferred Stock............                                                       -
    Conversion of Series E Preferred Stock..............                                                       -
    Conversion of Convertible Promissory Notes,
       net of financing costs of $131,010...............                                               8,933,299
    Initial public offering, net of offering costs of
       $2,078,225.......................................                                              17,921,775
    Preferred stock dividend............................                                               7,296,844
    Stock issued through Employee Stock Purchase
       Plan.............................................                                                  13,548
    Amortization of deferred compensation...............          340,066                                340,066
    Deferred compensation adjustment, canceled
       options..........................................          261,200                                      -
    Exercise of stock options...........................                                                  66,376
    Net loss for the year...............................                    (14,783,591)             (14,783,591)
                                                             ----------------------------------------------------
Balance at December 31, 1996............................       $ (579,468) $(47,183,920)    $   -   $ 11,234,904


                                   GALAGEN INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)


                                                              Series A                   Series B                   Series C
                                                          Preferred Stock            Preferred Stock            Preferred Stock
                                                        --------------------------------------------------------------------------
                                                        Shares        Amount       Shares        Amount       Shares       Amount
                                                        --------------------------------------------------------------------------
 Balance at December 31, 1996.........................       -        $    -            -        $    -            -       $    -
     Amortization of deferred compensation............
     Deferred compensation adjustment, canceled
        options.......................................
     Exercise of stock options........................
     Common stock issued for services.................
     Discount valuation for convertible debentures....
     Valuation of issued options & warrants...........
     Warrant valuation for note payable...............
     Stock issued through Employee Stock Purchase
        Plan..........................................
     Net loss for the year............................
                                                        --------------------------------------------------------------------------
 Balance at December 31, 1997.........................       -        $    -            -        $    -            -       $    -
                                                        --------------------------------------------------------------------------
                                                        --------------------------------------------------------------------------

                              See accompanying notes.

                                                                Series F-1       Series E
                                                            Preferred Stock   Preferred Stock         Common Stock     Additional
                                                           ----------------------------------------------------------   Paid-In
                                                            Shares   Amount   Shares   Amount      Shares     Amount    Capital
                                                           ------------------------------------------------------------------------
 Balance at December 31, 1996.........................           -   $    -        -   $    -      7,163,769  $71,638  $58,926,654
     Amortization of deferred compensation............
     Deferred compensation adjustment, canceled
        options.......................................                                                                     (35,800)
     Exercise of stock options........................                                                64,703      647       79,004
     Common stock issued for services.................                                                 1,493       15       14,376
     Discount valuation for convertible debentures....                                                                     500,182
     Valuation of issued options & warrants...........                                                                      98,450
     Warrant valuation for note payable...............                                                                      78,800
     Stock issued through Employee Stock Purchase
        Plan..........................................                                                 5,009       50        7,920
     Net loss for the year............................
                                                           ------------------------------------------------------------------------
 Balance at December 31, 1997.........................            -   $    -        -   $    -     7,234,974  $72,350  $59,669,586
                                                           ------------------------------------------------------------------------
                                                           ------------------------------------------------------------------------



                                                                            Deficit
                                                                          Accumulated
                                                               Deferred    During the    Receivable
                                                               Compen-     Development      From
                                                               sation         Stage       Officer        Total
                                                             -----------------------------------------------------
 Balance at December 31, 1996.........................        $(579,468)   $(47,183,920)  $     -    $ 11,234,904
     Amortization of deferred compensation............          273,864                                   273,864
     Deferred compensation adjustment, canceled
        options.......................................           35,800                                         -
     Exercise of stock options........................                                                     79,651
     Common stock issued for services.................                                                     14,391
     Discount valuation for convertible debentures....                                                    500,182
     Valuation of issued options & warrants...........                                                     98,450
     Warrant valuation for note payable...............                                                     78,800
     Stock issued through Employee Stock Purchase
        Plan..........................................                                                      7,970
     Net loss for the year............................                       (5,635,134)               (5,635,134)
                                                             -----------------------------------------------------
 Balance at December 31, 1997.........................        $(269,804)   $(52,819,054)  $     -     $ 6,653,078
                                                             -----------------------------------------------------
                                                             -----------------------------------------------------

                                    GALAGEN INC.
                           (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOWS

                                                                                                                     Period from
                                                                                                                     November 17,
                                                                                                                         1987
                                                                             Year ended December 31                 (inception) to
                                                                ------------------------------------------------      December 31,
                                                                    1997               1996             1995              1997
                                                               -------------------------------------------------------------------
OPERATING ACTIVITIES:
Net loss................................................       $(5,635,134)      $(14,783,591)     $(5,474,038)      $(52,819,054)

Adjustments to reconcile net loss to cash used in
  operating activities:
  Depreciation and amortization.........................           408,403             68,797          128,966          1,300,561
  Deferred compensation amortization....................           273,864            340,066          476,266          1,090,196
  Preferred stock dividend..............................                 -          7,296,844                -          7,296,844
  Warrants issued, net..................................                 -            768,064                -            907,064
  Loss on equipment disposal............................                 -                  -              468            221,524
  Extraordinary gain on extinguishment of debt..........                 -                  -         (605,421)          (605,421)
  Notes issued for services.............................                 -                  -                -          1,915,000
  Stock issued for services and license agreement.......            14,391                  -        1,005,558          1,075,615
  Deferred expense......................................                 -                  -                -            (76,806)
  Changes in operating assets and liabilities:
       Inventory........................................                 -                  -                -           (738,636)
       Prepaid expenses.................................           (31,738)            (5,571)         (20,961)          (108,607)
       Other assets.....................................                 -            123,967          (99,670)          (110,528)
       Accounts payable and accrued expenses............        (1,081,934)            55,612          887,617          1,510,767
       Other long-term liabilities......................                 -                  -          469,327            653,404
                                                               -----------       ------------      -----------       ------------
Net cash used in operating activities...................        (6,052,148)        (6,135,812)      (3,231,888)       (38,488,077)
                                                               -----------       ------------      -----------       ------------
INVESTING ACTIVITIES:
Purchase of property, plant and equipment...............          (279,005)        (1,457,354)         (36,311)        (2,942,948)
Purchase of available-for-sale securities, net..........           (13,276)        (7,498,343)               -         (7,511,619)
Purchase of trademark...................................                 -                  -                -            (50,000)
Purchase of equipment from Land O'Lakes.................                 -                  -                -           (729,941)
                                                               -----------       ------------      -----------       ------------
Net cash used in investing activities...................          (292,281)        (8,955,697)         (36,311)       (11,234,508)
                                                               -----------       ------------      -----------       ------------
FINANCING ACTIVITIES:
Proceeds from Land O'Lakes borrowings...................                 -                  -                -         12,733,223
Proceeds from sale of stock to Land O'Lakes.............                 -                  -                -             50,000
Proceeds from sale of common stock, net of offering
  costs.................................................                 -         17,921,775                -         19,096,776
Proceeds from sale of preferred stock...................                 -            450,020          676,387         12,695,083
Proceeds from common stock options exercised............            79,651             66,376           45,801            353,529
Proceeds from borrowings from investors.................                 -            500,000                -            700,000
Proceeds from convertible notes, net of issuance costs..         1,380,919                  -        2,500,000          7,740,919
Net proceeds from note payable..........................         1,162,248                  -                -          1,162,248
Payment to Land O'Lakes.................................                 -                  -                -         (4,100,000)
Payment to investors on borrowings......................                 -           (500,000)               -           (700,000)
Proceeds from Chiron warrant purchase...................                 -                  -          125,197            125,197
Proceeds from Employee Stock Purchase Plan..............             7,970             13,548                -             21,518
                                                               -----------       ------------      -----------       ------------
Net cash provided by financing activities...............         2,630,788         18,451,719        3,347,385         49,878,493
                                                               -----------       ------------      -----------       ------------
Increase (decrease) in cash.............................        (3,713,641)         3,360,210           79,186            155,908
Cash and cash equivalents at beginning of period........         3,869,549            509,339          430,153                  -
                                                               -----------       ------------      -----------       ------------
Cash and cash equivalents at end of period..............       $   155,908       $  3,869,549      $   509,339       $    155,908
                                                               -----------       ------------      -----------       ------------
                                                               -----------       ------------      -----------       ------------
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Discount valuation for convertible debentures...........       $   500,182       $          -      $         -       $    500,182
Valuation of issued options & warrants..................           177,250                  -           33,333            287,583
Deferred compensation recognized for employee options...                 -                  -        1,657,000          1,657,000
Deferred compensation adjustment, canceled options......            35,800            261,200                -            297,000
Conversion of convertible promissory notes plus related
  accrued interest, net of financing costs..............                 -          8,864,825                -          8,864,825


                                   GALAGEN INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS

     GalaGen Inc. is utilizing its expertise in its platform antibody technology to develop a portfolio of proprietary nutritional products, including dietary supplements. These products will target needs of both consumers and healthcare professionals. GalaGen is also developing oral pharmaceuticals that target life threatening and emerging pathogens. These antibodies used in nutritional products and pharmaceuticals are derived from the milk collected in the first few milkings of a dairy cow after its calf is born. Using its proprietary procedures, the Company has produced antibodies that target specific pathogens infecting the human gastrointestinal ("GI") tract, including bacteria and their toxins, parasites, fungi and viruses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

     Cash equivalents include short-term highly liquid investments purchased at cost, which approximates market, with remaining maturities of three months or less.

INVESTMENTS

     Investments in debt securities with a remaining maturity of more than three months at the date of purchase are classified as marketable securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as available-for-sale as of December 31, 1997 and 1996. The book value of the investments approximates their estimated market value. The estimated market value of investments by security type as of December 31, 1997 and 1996 is as follows:

                                                 1997             1996
                                              ----------       ----------
     Corporate debt securities                $1,939,501       $2,686,131
     U.S. Government securities                1,397,838        2,012,987
     U.S. Treasury securities                  4,174,280        2,602,968
     Investment grade debt securities                  -          196,257
                                              ----------       ----------
                                              $7,511,619       $7,498,343
                                              ----------       ----------
                                              ----------       ----------

     All investments as of December 31, 1997 and 1996 have a contractual maturity of one year or less.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives of three to seven years.

     At December 31, 1996, construction in progress consisted of leasehold improvements and manufacturing equipment in connection with the Company's pilot plant manufacturing facility. The Company transferred the construction in progress to its respective asset account and began depreciation in the
third quarter of 1997.   At December 31, 1997 and 1996, property, plant and
equipment consisted of the following:

                                                 1997             1996
                                              -----------      -----------
     Furniture, fixtures and equipment        $1,869,974       $  423,496
     Construction in progress                          -        1,264,342
                                               1,869,974        1,687,838
     Less accumulated depreciation              (363,355)        (195,483)
                                              -----------      -----------
                                              $1,506,619       $1,492,355
                                              -----------      -----------
                                              -----------      -----------

RESEARCH AND DEVELOPMENT COSTS

     All research and development costs are charged to operations as incurred.

INCOME TAXES

     Income taxes are accounted for using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NET LOSS PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to Statement 128 requirements.

STOCK BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION ("Statement 123"), but applies Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock plans. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

3.   MERGER

     In March 1992, GalaGen was incorporated as a wholly-owned subsidiary of its predecessor, Procor Technologies, Inc.("Procor"), a wholly-owned subsidiary of Land O'Lakes Inc. ("Land O'Lakes"), and issued 270 shares of its $.01 par value common stock to Procor for $1.23 per share. In May 1992, GalaGen sold 941,148 shares of its common stock to certain outside investors and future officers, directors, and advisors of GalaGen for $1.23 per share. Effective July 24, 1992, GalaGen was merged with Procor and GalaGen was the surviving entity. As part of this merger, the 13,541 shares of Procor's common stock held by Land O'Lakes were converted into 812,502 shares of $.01 par value common stock of GalaGen. Additionally, the 270 shares of common stock of GalaGen issued to Procor were canceled and $7,127,720 of inter-company obligations owed to Land O'Lakes were forgiven and recorded as contributed capital.

4.   RELATED PARTY TRANSACTIONS

     During 1992, the Company entered into the following agreements with Land
O'Lakes:

PURCHASE AND SALE OF ASSETS AGREEMENT

     Land O'Lakes purchased from the Company all equipment, inventory, and certain other assets and assumed all current liabilities at book value, which approximated $1,636,000. The purchase price was paid by crediting against other indebtedness owed by the Company to Land O'Lakes.

ROYALTY AGREEMENT

      The Company will pay to Land O'Lakes a royalty on net receipts from any product, other than infant formula, which is based on existing technology or technology improvements, as defined by the agreement. The Company will pay an additional royalty on net receipts from infant formula based on existing or improved technology and an additional royalty on net receipts from infant formula based on new technology, as defined by the agreement. This agreement will continue until terminated by both parties. Royalty payments range from one to two percent of net receipts.

LICENSE AGREEMENT

     The Company has licensed to Land O'Lakes the rights to use the Company's existing technologies and technology improvements, as defined by the agreement, for Land O'Lakes' use in animal products, functional foods and infant formula. The Company received a lump sum license fee. The Company has agreed not to compete for fifteen years in the area of animal products and functional foods based on milk and colostrum based immunoglobulin technology. Land O'Lakes has agreed not to compete for fifteen years in the areas of prescription drugs and over-the-counter drugs regulated by the Food and Drug Administration. The term of this agreement is perpetual.

     In March 1997, Land O'Lakes granted a five-year license, an amendment to the license above, in the area of functional foods to use existing technology and future technology improvements in the development, formulation, manufacture, marketing, distribution and sale of kefir-based products, as defined in the granted license. In consideration of granting the Company this license, Land O'Lakes will receive a royalty of five percent from food components or ingredients sold by the Company to be included in a kefir-based product and one percent of net receipts from a kefir-based finished product sold by the Company.

     In March 1998, the Company and Land O'Lakes signed an amended and restated license agreement in which the Company has significantly broadened its rights to
develop and market functional foods.   Under the restated license agreement, the
Company can use, improve, exploit, license or share existing technology, technology improvements and new technologies, as defined, in all areas except under certain "reserved food" and "first refusal food product" categories.

SUPPLY AGREEMENT

     The Company has entered into an agreement with Land O'Lakes whereby the Company will purchase and Land O'Lakes will supply, at their option, all of the Company's commercial requirements for colostrum and milk. As part of this agreement, Land O'Lakes will provide expertise in dairy herd selection, on-farm management, membership relations and procurement to the Company for the manufacture of antibody material. The agreement will last for ten years and Land O'Lakes, at its sole discretion, has the option to extend the agreement for an additional ten years.

MASTER SERVICES AGREEMENT

     The Company has entered into an agreement with Land O'Lakes whereby the Company may purchase services from Land O'Lakes for certain administrative and research and development activities. This agreement will enable the Company to access expertise, on an as-needed basis, from Land O'Lakes. The agreement terminated on December 31, 1992, but has been renewed annually and is currently extended through December 31, 1998. The Company was charged approximately $442,000, $682,000 and $641,000 in 1997, 1996 and 1995,
respectively, in accordance with the Master Services Agreement.

STRATEGIC ALLIANCE LETTER OF INTENT

     The Company and Land O'Lakes have entered into a letter of intent for good faith discussions designed to lead to a definitive agreement regarding a strategic alliance to provide research, development, regulatory and product support, manufacturing, marketing, sales and distribution for certain functional food products.

PROMISSORY NOTE

     The Company issued a promissory note to Land O'Lakes for $4,000,000 as part of the merger. This note had an interest rate of five percent and was due December 31, 1992. Payment of $3,000,000 plus accrued interest of $43,333 was made upon the sale of the Series A preferred stock. Land O'Lakes extended the remaining $1,000,000 note for consideration of $100,000. The $1,000,000, accrued interest of $50,959 and the $100,000 extension fee were paid in 1993.

     Subsequent to 1992, the Company has entered into other related party agreements as noted below:

     In December 1995 and January 1996, Land O'Lakes and certain investment funds controlled by IAI purchased 169,230 and 76,923 shares, respectively, of Series E preferred stock at $3.35 per share.

     In January 1996, the Company entered into a $2.7 million line of credit agreement with a commercial bank, which expired with the closing of the Company's initial public offering (the "Offering"). Loans under this line of credit were guaranteed by six parties and the guarantee was collateralized by letters of credit posted by them in the aggregate amount of $2.7 million. In consideration for the guarantees and letters of credit posted by these parties, the Company issued warrants to purchase an initial aggregate of 162,011 shares of common stock at $7.00 per share. In connection with this transaction Land O'Lakes guaranteed $500,000 of the $2.7 million line of credit, and in exchange received a warrant to purchase 30,002 shares of common stock at $7.00 per share. See Note 9.

     In January 1996, the Company issued two convertible promissory notes for $375,000 and $125,000 to two investment funds controlled by IAI. The notes became due on completion of the Offering. The notes were convertible into Series E preferred stock at the option of the holder. In connection with these notes, the Company issued warrants to purchase 30,001 shares which are identical to the line of credit warrants described above. The notes have been repaid.

     In June 1996, the Company entered into a five-year lease agreement with Land O' Lakes for specified space within the Land O' Lakes facility in connection with the Company's pilot plant manufacturing facility. See Note 10.

     In December 1996, the Company entered into an equipment operating lease which was guaranteed by Land O'Lakes. See Note 10.

5.   REVERSE STOCK SPLIT

     On January 19, 1996, the Board approved a reverse stock split of 3.6923-for-1 for the Company's outstanding common stock. The Company's stockholders approved this reverse stock split in March 1996. Certain information in the financial statements with respect to the common stock and to the conversion prices and ratios of the preferred stock have been adjusted to reflect this change. The reverse stock split had no effect upon the numbers of shares of preferred stock issued and outstanding (as opposed to the conversion prices of the preferred stock and the numbers of shares of common stock into which the preferred stock converted).

6.   STOCK

INITIAL PUBLIC OFFERING

     GalaGen Inc. consummated the Offering on April 1, 1996, which consisted of 2,000,000 shares of common stock at a $10 per share price to the public. All of the Company's preferred stock mandatorily converted into common stock immediately prior to the closing of the Offering. The 2,500,000 shares of Series A preferred stock, 1,234,748 shares of Series B preferred stock and 551,000 shares of Series C preferred stock that were outstanding prior to the Offering were converted into 677,063, 543,413 and 248,758 shares of common stock, respectively, upon the closing of the Offering. The $8,275,000 of Convertible Promissory Notes to investors, plus accrued interest, that were outstanding prior to the Offering converted into shares of Series D preferred stock and simultaneously into 1,434,495 shares of common stock upon the closing of the Offering. The 338,461 shares of Series E preferred stock and 34,287 shares of Series F stock outstanding prior to the Offering were converted into 178,568 and 85,717 shares, respectively, of common stock upon the closing of the Offering.

PREFERRED STOCK DIVIDEND

     The Series D preferred stock, Series E preferred stock and Series F-1 preferred stock converted into common stock at 70% of the Offering price. These reductions in the conversion prices to 70% of the Offering price were valued at $7,296,844 and recorded as a non-cash preferred stock dividend to arrive at the net loss available to holders of common stock in the calculation of net loss per share.

EMPLOYEE STOCK PURCHASE PLAN

     In March 1996, the Company adopted the Employee Stock Purchase Plan whereby 270,833 shares of common stock have been reserved. All employees who have met the service eligibility requirements are eligible to participate and may direct the Company to make payroll deductions of one to 10 percent of their compensation during a purchase period for the purchase of shares under the plan. Participants may purchase up to 5,000 shares of common stock for a given calendar year provided the fair market value of the stock is not more than $25,000 (determined at the beginning of each purchase period). The plan provides a participating employee the right, subject to certain limitations, to purchase the Company's common stock at a price equal to the lower of 85% of the fair market value of the Company's common stock on the first day, or the last day, of the applicable purchase period. The first purchase period commenced on July 1, 1996 and ended on December 31, 1996, of which 3,642 shares of common stock were issued to employees for $13,548. In May 1997, the Employee Stock Purchase Plan was amended by stockholders to have two six month purchase periods beginning on January 1 and July 1 of each year. In 1997, 8,279 shares of common stock were purchased of which 5,009 shares were issued in 1997.

7.   LINE-OF-CREDIT

     In June 1997, the Company established a $2,000,000 line-of-credit for fixed assets with Transamerica Business Credit Corporation ("Transamerica") which extends through June 1998. Terms of the line-of-credit include monthly payments over four years equal to 2.5837% of each advance with a final balloon payment of 12.5% at the end of the four-year period. The line-of-credit is secured by the Company's fixed assets. Transamerica received a warrant for 40,000 shares of common stock granted at the fair market value on the date of grant. The warrant was valued at approximately $79,000 and will be amortized to interest expense over the expected term of the outstanding line-of-credit. The Company drew approximately $1,319,000 of the line-of-credit in 1997, of which $1,162,248 is outstanding at December 31, 1997.

8.   CONVERTIBLE DEBENTURES

     In November 1997, the Company raised $1,500,000 through the private placement sale of 6% convertible debentures (the "Debentures") to three institutional investors pursuant to Regulation D under the Securities Act of 1933. The principal and interest of the Debentures can be converted into shares of the Company's common stock at 82.5% of the lowest closing bid price of the Company's common stock three days prior to conversion. One-third of the Debentures can convert to common stock upon the effective date of registration, one-third after five months from the closing date and the remaining one third twelve months after the closing date or nine months if the price of the common stock does not average at least $2.00 per share in the eighth month after closing. An aggregate maximum of 1,400,000 discounted shares of common stock (the "Discounted Shares") can be issued upon the conversion of the Debentures, with each investor owning at any given time a maximum of 4.99% of the then issued and outstanding shares of common stock. If there remains any unconverted principal and accrued interest due to all the Discounted Shares being issued, the Company has the obligation to repay the investors, in the aggregate, a maximum principal of $500,000. The Debentures automatically convert into the Discounted Shares eighteen months from the closing date. Five-year warrants were issued to the investors to purchase, in the aggregate, 200,000 shares of common stock at 110% of the market value of the common stock on the closing date. The value of the warrants plus the value of the discount of the Discounted Shares was $500,182, which the Company is amortizing over the term of the Debentures. In 1997, $72,000 was amortized and recorded as interest expense. A deferred expense was recorded for $119,081, which represents costs associated with closing the Debentures. These deferred expenses are being amortized until the Debentures are converted into Discounted Shares. In 1997, $9,378 was amortized and recorded as an expense. In February and March 1998, $499,500 of Debenture principal plus accrued interest was converted into 718,543 shares of common stock. The net carrying value of the Debentures approximates fair market value. In connection with this private placement, the Company has reserved 1,129,062 shares of common stock for issuance.

9.   OPTIONS AND WARRANTS

STOCK OPTION PLAN

     The Company has established a 1992 Stock Plan (the "1992 Plan") and a 1997 Incentive Plan (the "1997 Plan"), under which both incentive and non-qualified options may be granted, which have reserved 880,210 and 1,250,000 shares of common stock, respectively, for issuance. The Company uses these plans as an incentive for employees, directors and technical advisors. Stock awards in the aggregate of 100,000 shares of common stock may also be granted under the 1997 Plan. Options are granted at fair market value as determined on the date of grant and normally vest over three to five years.

The following plan and non-plan options are outstanding at December 31, 1997:

                                                                                      Outside        Weighted
                                                     1992 Plan       1997 Plan         Plans          Average
                                                      Options         Options         Options         Option
                                                    Outstanding     Outstanding     Outstanding        Price
                                                    -----------     -----------     -----------      --------
          Balance at December 31, 1994..........      353,842                          27,082          $4.86
           Granted..............................      272,076                         140,830           6.66
           Exercised............................      (36,684)                              -           1.25
           Canceled.............................     (238,101)                        (13,541)          6.97
                                                    ----------                      ----------
          Balance at December 31, 1995..........      351,133                         154,371           5.67
           Granted..............................      477,476                          57,003           4.68
           Exercised............................      (39,902)                              -           1.66
           Canceled.............................     (118,479)                        (25,730)          7.36
                                                    ----------                      ----------
          Balance at December 31, 1996..........      670,228                         185,644           4.74
           Granted..............................                      379,300                           3.96
           Exercised............................      (51,162)                        (13,541)          1.23
           Canceled.............................      (69,335)        (60,000)         (4,334)          4.51
                                                    ----------     -----------      ----------
          Balance at December 31, 1997..........      549,731         319,300         167,769          $4.96
                                                    ----------     -----------      ----------
                                                    ----------     -----------      ----------

     The following table summarizes information about the stock options outstanding at December 31, 1997:

                                     Options Outstanding                      Options Exercisable
                       -------------------------------------------------    ------------------------
                                                                                           Weighted
                                      Weighted-Average      Weighted                        Average
        Range of          Number         Remaining           Average          Number       Exercise
     Exercise Price    Outstanding    Contractual Life    Exercise Price    Exercisable      Price
     --------------    -----------    ----------------    --------------    -----------    ---------
     $        1.23          5,416     LESS THAN 1 year       $ 1.23             5,416       $ 1.23
       2.50 - 3.25         21,000         10 years             3.21            15,000         3.25
              3.69        163,439     LESS THAN 1 year         3.69           114,166         3.69
              4.00        510,000          9 years             4.00           122,000         4.00
              4.88         50,000          4 years             4.88            16,667         4.88
       5.25 - 5.38         45,471          3 years             5.37            14,802         5.37
              5.75        128,000          4 years             5.75            25,600         5.75
              7.39         16,249          3 years             7.39             2,166         7.39
             11.08         97,225          3 years            11.08            39,532        11.08
                       ----------                                           ---------
     $1.23 - 11.08      1,036,800                            $ 4.96           355,349       $ 4.86
                       ----------                                           ---------
                       ----------                                           ---------

     Options expire in five years and three months to ten years from the grant date. Fully vested and exercisable options were 355,349, 189,986 and 161,426 as of December 31, 1997, 1996 and 1995, respectively. The weighted average exercise prices for the fully vested and exercisable options as of December 31, 1997, 1996 and 1995 were $4.86, $3.80 and $2.63, respectively.
In May 1997, the Company granted options for 20,000 shares of common stock to two consultants for services provided, of which 15,000 are fully vested. In August 1997, a consultant was granted a stock award, based upon the value of the common stock at the date of grant, from the 1997 Plan of 1,493 shares of common stock in exchange for services provided.

WARRANTS

     In January 1993, the Company granted a warrant to purchase 13,541 shares of the Company's common stock at $12.00 per share to an investment banking firm for financial advisory services. This warrant expires May 1998.

     In June 1993, the Company granted a warrant to purchase 9,479 shares of the Company's common stock at $.18 per share to a contract research organization for services rendered in 1993. Expense was recorded for the difference between the exercise price and fair market value of the common stock, as determined by the Board of Directors. This warrant expires December 1998.

     In October 1993, the Company granted a warrant to purchase 20,312 shares of the Company's common stock at $18.46 per share to each of a board member and an investor in return for their guarantee for the Company's line of credit. These warrants expire October 1998.

     In connection with the June 1994 to October 1995 Convertible Promissory Notes (the "Notes") issuance of $8,275,000, each Note holder received a warrant, exercisable at $11.07 per share, to purchase that number of shares of common stock equal to 20% of the principal amount of such holder's Note divided by $11.07. The Company granted warrants to purchase 149,384 shares of the Company's common stock. These warrants expire five years from the date of grant, which range from June 1999 to October 2000.

     In March 1995, Chiron was issued warrants to purchase 200,000 shares of the Company's Series F preferred stock for which the Company was paid $150,000. The Company issued the warrants to purchase 200,000 shares of Series F preferred stock to Chiron as follows: (i) warrant to purchase 17,144 shares of Series F-1 preferred stock, exercise price of $17.50 per share (pre-Offering) or $24.00 per share (post-Offering); (ii) warrant to purchase 42,856 shares of Series F-2 preferred stock, exercise price of $18.70 per share (pre-Offering) or $27.00 per share (post-Offering); (iii) warrant to purchase 60,000 shares of Series F-3 preferred stock, exercise price of $25.00 per share (pre-Offering) or $33.00 per share (post-Offering); and (iv) warrant to purchase 80,000 shares of Series F-3 preferred stock, exercise price of $25.00 per share (pre-Offering) or $36.00 per share (post-Offering). If, after the Company's Offering, the market value (as defined in the purchase agreement for the warrants) of a share of common stock is less than the stated post-Offering exercise price of any such warrant, the exercise price is reduced to such per share market value and the number of shares of common stock covered by the warrant are increased proportionately. Based upon the warrant agreements, the ceiling price for the warrants described in clauses (ii), (iii) and (iv) above were set at the closing of the Offering at $10.11, $9.24 and $10.08, respectively, per share of common stock. Chiron exercised the warrant described in clause (i) above in March 1996 which converted into 42,860 shares of common stock at the closing of the Company's Offering. Assuming the remaining three warrants were exercised in full on December 31, 1997, 3,117,672 shares of the Company's common stock would have been issued upon such exercise based upon the twenty day average of the average of the high and low closing market price, as reported by Nasdaq National Market, prior to December 31, 1997 of $1.93 per share. The warrants expire on the earlier of six years from the date of issuance or 120 days after the warrant holder receives notice from the Company of the occurrence of certain defined milestone events. See Note 10.

     In January 1996, the Company granted warrants to purchase 162,011 shares of common stock at $7.00 per share to six parties, one of which is a company which has a representative on the Company's Board which received a warrant to purchase 30,002 shares of common stock, in return for their guarantee on the Company's $2.7 million line of credit. The Company also granted warrants to purchase 7,500 and 22,501 shares of the Company's common stock at $7.00 per share to certain investment funds associated with a representative on the Company's Board in return for their issuance of two convertible promissory notes totaling $500,000. These warrants expire February 2001. The difference between the Offering price and exercise price of these warrants multiplied by the number of warrants, plus the intrinsic value of the warrants was $768,064 which was recorded as interest expense in 1996.

     In March 1997, the Company issued warrants to purchase 10,000 shares of common stock, granted at the fair market value on the date of grant, for certain services to be rendered. The warrant expires in March 2002.

     In connection with the line-of-credit, Transamerica received a five-year warrant for 40,000 shares of common stock granted at the fair market value on the date of grant. The intrinsic value of the warrant is approximately $79,000 and is being amortized to interest expense over the expected term of the outstanding line-of-credit. See Note 7.

     In conjunction with the issuance of the Debentures, the Company issued warrants to purchase 200,000 shares of the Company's common stock at 110% of the market value of the common stock on the closing date of the Debentures. The intrinsic value of these warrants is $182,000, which is being amortized as interest expense. These warrants expire in December 2002. See Note 8.

     In December 1997, the Company issued five-year warrants to financial consultants to purchase 25,000, 40,000 and 75,000 shares of common stock at $2.50, $3.00 and $6.50, respectively, which was greater than the market value of the common stock at the date of grant. These warrants have an intrinsic value of $50,450 which is being amortized over the term of the consulting relationship. The warrant for 75,000 shares of common stock will vest upon the Company's common stock trading for ten consecutive days, from the time of grant until June 30, 1998, at or greater than $6.50 per share.

STOCK OPTION AND WARRANT AGREEMENT REVISIONS

     In March 1994, the Company canceled all common stock option and warrant agreements that were issued in 1993 that had exercise prices of $12.00 per share and $18.46 per share and issued new stock option and warrant agreements with the same terms and conditions except that the grant prices were $7.38 per share and $11.07 per share, respectively.

     In August 1996, the Company canceled all common stock option agreements, totaling 57,715 shares of common stock under the Plan and 18,958 shares of common stock outside of the Plan, with the exception of officer and director options, that were issued with a grant price greater than the fair market value at the date of re-grant and issued new stock option agreements with the same terms and conditions except that the grant prices were $5.375 per share.

STOCK-BASED COMPENSATION

     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: risk-free interest rates approximating 6.2%; volatility factor of the expected market price of the Company's common stock ranging from .3 to .527 and a weighted-average expected life of the option of 5 years. The weighted average fair value of the options granted in 1997 and 1996 is $2.16 and $2.54 per share, respectively, as computed as described above.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                             1997          1996          1995
                                        -----------   ------------   -----------
Pro forma amortized expense ..........  $   435,589   $    165,762   $     1,763
Pro forma net loss applicable
  to common stockholder. .............  $(6,070,723)  $(14,949,353)  $(5,475,801)
Pro forma net loss per common share,
  Basic and Diluted...................  $     (0.84)  $      (2.26)  $     (2.88)


The pro forma effect on net loss for 1997, 1996 and 1995 is not representative of the pro forma effect on net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

DEFERRED COMPENSATION

     In December 1995, the Company canceled certain stock option agreements within the Plan and certain stock options that were outside of the Plan that had grant prices ranging from $7.38 per share to $11.07 per share and issued new stock option agreements with the same terms and conditions except that the grant prices were $3.69 per share. The Company recorded $1,657,000 as deferred compensation for the difference between the new grant price per share of common stock and the fair market value of the common stock per share on the date of grant, as determined by the board of directors, multiplied by the total number of options affected. In December 1997 and 1996, the Company adjusted the deferred compensation balance by $35,800 and $261,200 to account for terminated employee options that were not vested. The deferred compensation is amortized ratably over the vesting period of the options. In 1997, 1996 and 1995, $273,864, $340,066 and $476,266 was amortized, respectively.

     The remaining deferred compensation is expected to be amortized as follows:

                1998............................        $185,400
                1999............................          82,400
                2000............................           2,004
                                                        --------
                                                        $269,804
                                                        --------
                                                        --------


10.  COMMITMENTS

     The Company has commitments under the following agreements:

LICENSE AGREEMENTS

     In March 1993, Nestec, an affiliate of Nestle' Ltd., granted a license to the Company, including the right to grant sublicenses, relating to the production and use of bovine anti-rotavirus and anti-E. Coli antibodies derived from milk and colostrum for therapeutic and prophylactic applications. The license is exclusive in North America and semi-exclusive in the rest of the world and obligates the Company to pay royalties on products incorporating the licensed technology.

     In September 1993, Institut Pasteur granted the Company an exclusive worldwide license to certain applications relating to human passive immunity. Conversely, the Company granted Institut Pasteur an exclusive worldwide license relating to certain technology regarding active immunity. Both license agreements expire upon the earlier of ten years from the date of the first commercial sale arising out of the use of these certain technologies or upon the expiration of the last to issue licensed patent on a country-by-country basis.

     In March 1995, the Company entered into a License and Collaboration Agreement with Chiron Corporation involving the licensing of Chiron adjuvant technology and a collaboration to research and develop passive immune therapies using bovine antibodies for certain products. Pursuant to this Agreement, Chiron has granted an exclusive worldwide license for certain of Chiron's proprietary adjuvant technology to the Company for which the Company issued 17,143 shares of its Series F-1 preferred stock to Chiron. Additionally, Chiron has been granted certain rights to exclusively market a certain product for which the Company was paid $100,000. See Note 9.

     In November 1997, the Company entered into a product development agreement with Taste Technologies, Inc. to collaborate on the creation of nutritional products containing GalaGen antibodies. Based upon their contributions Taste Technologies is entitled to receive royalties on certain net sales.

     The royalties on the above agreements range from one-half to five percent, depending on the volume, of certain net sales.

OTHER AGREEMENTS

     A three-year service agreement that began in 1996 for specified raw material preparation assistance requires minimum payments of approximately $24,000 in 1998 and $14,000 in 1999.

     The Company entered into a clinical service agreement with a contract research organization in June 1997. This agreement requires payment over the length of the clinical trial that is anticipated to be completed in 1998. The agreement requires a minimum payment of approximately $36,000 in 1998.

LEASE COMMITMENTS

     The Company leases certain office equipment under an operating lease.

     During June 1996, the Company entered into a five-year lease agreement with Land O'Lakes for specified space within the Land O'Lakes facility in connection with the Company's pilot plant manufacturing facility. The lease calls for annual payments of approximately $87,000 and can be extended for additional one-year periods at the option of the Company.

     In December 1996, the Company entered into an operating lease with Cargill Leasing Corporation for $835,393 of manufacturing equipment for the Company's pilot plant facility. Lease payments of $10,990 per month plus tax will continue for a period of seven years with the Company's option to extend for an additional 12 months. The rental percentage was computed on a weighted average of the 30-day LIBOR rate and the rate on five-year U.S. Treasury Notes. The lease is guaranteed by Land O'Lakes.

     The total lease expense was $199,808, $3,133 and $9,547, respectively, for the years ended December 31, 1997, 1996, and 1995. The future minimum annual lease payments are as follows:

                   1998.....................      $  228,000
                   1999.....................         228,000
                   2000.....................         227,000
                   2001.....................         184,000
                   2002.....................         140,000
                   Thereafter...............         140,000
                                                  ----------
                                                  $1,147,000
                                                  ----------
                                                  ----------


11.  INCOME TAXES

     Prior to the effective date of the merger with Procor, GalaGen's losses were utilized by Land O'Lakes in its consolidated tax return. Subsequent to the effective date of the merger and through December 31, 1997, GalaGen has operating loss carryforwards to offset future taxable income of approximately $33,500,000 which begin to expire in 2007. No benefit has been recorded for such loss carryforwards, and utilization in future years may be limited, if significant ownership changes have occurred.

     Components of deferred tax assets are as follows:

                                                                   December 31
                                                   -------------------------------------------
                                                       1997            1996           1995
                                                   ------------    ------------    -----------
     Loss carryforwards.......................     $ 12,403,000    $ 10,270,000    $ 7,500,000
     Research and development tax credit
       carryforwards..........................          791,000         566,000        322,000
                                                   ------------    ------------    -----------
                                                   $ 13,194,000    $ 10,836,000    $ 7,822,000
     Less valuation allowance.................      (13,194,000)    (10,836,000)    (7,822,000)
                                                   ------------    ------------    -----------
     Net deferred tax assets..................     $          -    $          -    $         -
                                                   ------------    ------------    -----------
                                                   ------------    ------------    -----------


12.   EXTRAORDINARY ITEM

      In July 1995, the Company terminated its fund raising efforts for its wholly owned subsidiary, Altra Bio Inc., and sold the Corporation to a former officer for the nominal consideration of $1.00. Altra Bio had no book value at the time of the sale and, accordingly, no gain or loss was recognized in the transaction. As part of the terminated fund raising efforts, the Company negotiated debt reduction settlements with certain research collaborators and a vendor in the aggregate amount of $605,421. The effect on the December 31, 1995 net loss per share was $.32 for basic and diluted net loss per share.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
GalaGen Inc.


     We have audited the accompanying balance sheets of GalaGen Inc. (a development stage company) as of December 31, 1997, and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, and for the period from November 17, 1987, (inception) to December 31, 1997. These financial statements are the responsibility of GalaGen's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GalaGen Inc. at December 31, 1997 and 1996 and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997 and for the period from November 17, 1987, (inception) to December 31, 1997, in conformity with generally accepted accounting principles.

                                       Ernst & Young LLP



Minneapolis, Minnesota
February 13, 1998

                              SELECTED FINANCIAL DATA

    The selected financial data set forth below as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 are derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included herein. The selected financial data as of December 31, 1995, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 are derived from audited financial statements which are not included herein. The data set forth below should be read in conjunction with the financial statements and notes thereto included in the appendix and with "Management's Discussion and Analysis of Financial Condition and Results of Operations", included above.

                                                                       Year Ended December 31
                                                     ------------------------------------------------------------
                                                        1997         1996         1995        1994        1993
                                                     ---------    ---------    ---------    ---------   ---------
                                                        (in thousands, except share numbers and per share data)
STATEMENTS OF OPERATIONS:
    Revenues.....................................    $       -    $       -    $     150    $       -   $       -
    Operating costs and expenses:
        Cost of goods sold.......................            -            -            -            -           -
        Research and development.................        3,936        5,258        3,731        3,442       4,659
        General and administrative...............        1,966        1,889        2,022        1,720       2,875
    Operating loss...............................       (5,902)      (7,147)      (5,603)      (5,162)     (7,534)
    Interest income..............................          448          605           31           28          49
    Interest expense.............................         (181)        (945)        (507)        (260)        (38)
    Net loss before extraordinary gain...........       (5,635)      (7,487)      (6,079)      (5,394)     (7,523)
    Extraordinary gain on extinguishment of
        debt(1)..................................            -            -          605            -           -
    Net loss for the period......................       (5,635)      (7,487)      (5,474)      (5,394)     (7,523)
    Preferred stock dividend(2)..................            -       (7,297)           -            -           -
    Net loss applicable to common stockholders...    $  (5,635)   $ (14,784)   $  (5,474)   $  (5,394)  $  (7,523)
    Net loss per share applicable to common
        stockholders
        Basic and Diluted........................    $    (.78)   $   (2.24)   $   (2.87)   $   (2.89)  $   (4.26)

    Weighted average number of common shares
        outstanding
        Basic and Diluted........................    7,184,722    6,604,902    1,904,059    1,866,561   1,767,272


                                                                              December 31,
                                                     ------------------------------------------------------------
                                                        1997         1996         1995        1994        1993
                                                     ---------    ---------    ---------    ---------   ---------
                                                                            (in thousands)
BALANCE SHEET DATA:
    Cash and cash equivalents....................    $     156    $   3,870    $     509    $     430   $   1,926
    Available-for-sale securities(3).............        7,512        7,498            -            -           -
    Working capital (deficiency).................        7,028        9,776       (1,033)        (846)     (1,501)
    Total assets.................................        9,530       12,959          818          686       2,196
    Note payable(4)..............................        1,162            -            -            -       1,000
    Accrued expenses payable to Land O'Lakes.....            -            -          225           26         727
    Convertible notes(5).........................        1,072            -        8,199        5,707           -
    Total liabilities............................        2,877        1,724       10,521        7,278       3,742
    Stockholders' equity (deficiency)............        6,653       11,235       (9,703)      (6,592)     (1,546)


----------------

Net loss per share applicable to common stockholders has been restated to comply with the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE. See Note 2 of the Notes to the Financial Statements for further discussion.

(1) See Note 12 of Notes to Financial Statements for an explanation of the extraordinary item.

(2) See Note 6 of Notes to Financial Statements for an explanation of the preferred stock dividend.

(3) See Note 2 of Notes to Financial Statements for an explanation of the available-for-sale securities.

(4) See Note 7 of Notes to Financial Statements for an explanation of the note.

(5) See Note 6 and Note 8 of Notes to Financial Statements for an explanation of convertible notes.

                       MARKET FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock, par value $.01 per share ("Common Stock"), has been publicly traded since the closing of the Company's initial public offering on April 1, 1996 (the "Offering"). The Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol GGEN. At March 19, 1998, the number of holders of the Common Stock was approximately 1,385, consisting of 179 record holders and 1,206 stockholders whose stock is being held by a bank, broker or other nominee. On March 19, 1998, the closing sale price of a share of the Common Stock was $1.688.

     The high and low sale prices per share of the Common Stock for the four quarters during the years ended December 31, 1997 and 1996 were as follows:

                               1997                  1996
                        -----------------     ------------------
                         High       Low        High        Low
                        ------     ------     -------     ------
  First Quarter         $4.625     $1.750     $     -     $    -
  Second Quarter        $3.250     $2.000     $10.375     $7.125
  Third Quarter         $2.750     $2.000     $ 7.500     $3.813
  Fourth Quarter        $2.375     $1.500     $ 6.125     $4.000


     The Company has never paid cash dividends on the Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

          During the year ended December 31, 1997, the Company has sold the following equity securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act.

          1. In March 1997, the Company issued warrants to purchase 10,000 shares of Common Stock, granted at the fair market value on the date of grant, for certain investor relations services to be rendered by CTC, Inc. The warrant is exercisable one year from the date of grant and expires in March 2002.

          2. In June 1997, the Company established a $2,000,000 line of credit with Transamerica Business Credit Corporation ("Transamerica") which extends through June 1998. In connection with this transaction, Transamerica received a warrant for 40,000 shares of Common Stock granted at the fair market value on the date of grant. The warrant was valued at approximately $79,000 and will be amortized to interest expense over the expected term of the outstanding line of credit. The warrant is immediately exerciseable and expires in June 2002.

          3. In November 1997, the Company raised $1,500,000 through the private placement sale of 6% convertible debentures (the "Debentures") to CPR
(USA) INC., Libertyview Plus Fund and Libertyview Fund, LLC, all institutional investors. The Malachi Group, Inc. acted as an agent in this transaction The principal and interest of the Debentures can be converted into shares of the Company's Common Stock at 82.5% of the lowest closing bid price of the Company's Common Stock three days prior to conversion.
One-third of the Debentures can convert to Common Stock upon the effective date of registration, one-third after five months from the closing date and the remaining one third twelve months after the closing date or nine months if the price of the Common Stock does not average at least $2.00 per share in the eighth month after closing. An aggregate maximum of 1,400,000 discounted shares of Common Stock (the "Discounted Shares") can be issued upon the conversion of the Debentures, with each investor owning at any given time a maximum of 4.99% of the then issued and outstanding shares of Common Stock. If there remains any unconverted principal and accrued interest due to all the Discounted Shares being issued, the Company has the obligation to repay the investors, in the aggregate, a maximum principal of $500,000. The Debentures automatically convert into the Discounted Shares eighteen months from the closing date. Five-year warrants were issued to the investors to purchase, in the aggregate, 200,000 shares of Common Stock at 110% of the market value of the Common Stock on the closing date. The value of the warrants plus the value of the discount of the Discounted Shares was $500,182, which the Company is amortizing over the term of the Debentures.
In February and March 1998, $499,500 of Debenture principal plus accrued interest was converted into 718,543 shares of Common Stock. In connection with this private placement, the Company has reserved 1,129,062 shares of Common Stock for issuance. These warrants expire in December 2002.

          4. In December 1997, the Company issued five-year warrants to CLARCO Holdings, which is associated with the Malachi Group, Inc., for financial services rendered, to purchase 25,000, 40,000 and 75,000 shares of Common Stock at $2.50, $3.00 and $6.50, respectively, each of which was greater than the market value of the Common Stock at the date of grant. A portion of the warrant for 40,000 shares was issued as partial payment for services rendered in connection with the private placement of the Debentures. These warrants have an intrinsic value of $50,450 which is being amortized over the term of the consulting relationship. The warrants for 25,000 and 40,000 shares of Common Stock are immediately exercisable. The warrant for 75,000 shares of Common Stock will vest upon the Company's Common Stock trading for ten consecutive days, from the time of grant until June 30, 1998, at or greater than $6.50 per share. These warrants expire in December 2002.