Form 10-K, Exhibit 13
period 1998-12-31
GALAGEN INC
filed 1999-03-31
CIK 889872

                                                           EXHIBIT 13.1

                                  GALAGEN INC.
                         INDEX TO FINANCIAL INFORMATION
                                      1998

                                                                                                                     PAGE
                                                                                                                     ----
Management's Discussion and Analysis of Financial Condition and Results of Operations..............................     1
Quantitative and Qualitative Disclosures About Market Risk.........................................................     5
Balance Sheets.....................................................................................................     6
Statements of Operations...........................................................................................     7
Statement of Changes in Stockholders' Equity.......................................................................     8
Statements of Cash Flows...........................................................................................    10
Notes to Financial Statements......................................................................................    11
Report of Independent Auditors.....................................................................................    23
Selected Financial Data............................................................................................    24
Market for Registrant's Common Equity and Related Stockholder Matters..............................................    26

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS


FORWARD-LOOKING STATEMENTS

     The information presented in this Annual Report to Stockholders for the year ended December 31, 1998 (the "Annual Report") contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are subject to risks and uncertainties, including those discussed below under "Disclosure Regarding Forward-Looking Statements" and in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 ("Form 10-K") under "Risk Factors", that could cause actual results to differ materially from those projected. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

GENERAL

     GalaGen's mission is to become the leading presence in foods, beverages and dietary supplements that help enhance the immune system. To accomplish this mission, the Company is focusing its efforts on channels that demand immune-enhancing benefits in certain segments of the consumer food and beverage products market and in certain segments of the clinical nutrition products markets. A critical factor for success of the Company is its immune-enhancing ingredient which is derived from colostrum, the highly nutritious first milk from a dairy cow after its calf is born, which has been branded Proventra-TM-Brand Natural Immune Components ("Proventra"). The primary immune-enhancing components of Proventra are antibodies, which are proteins that enhance the body's immune system to protect against harmful pathogens. Secondary immune-enhancing components of Proventra providing further disease resistance are proteins, such as lactoferrin, as well as multiple vitamins and minerals. The Company, in conjunction with strategic partners, continues to expand applications for its technology and is developing a portfolio of Proventra-based products that target the needs of consumers and the healthcare market.

     In December 1998, the Company acquired a developed line of critical care enteral nutrition products and formulas from Nutrition Medical, Inc. ("NMI"). These products are being sold to the hospital and home healthcare industries. The Company is researching ways in which to incorporate certain of its immune-enhancing ingredients into selected products acquired from NMI to provide additional proprietary protection and added benefits that are not currently available in that market segment.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     GENERAL. The net loss applicable to common stockholders decreased by $1,114,905, or 19.8%, in 1998 to $4,520,229 from $5,635,134 in 1997 and decreased $9,148,457, or 61.9%, in 1997 from $14,783,591 in 1996. The decrease in 1998 was primarily due to increased revenue from the Company's critical care product line acquired from NMI, increased product development revenue related to a license agreement with Wyeth-Ayerst, decreased product development costs due to the discontinuation of the pharmaceutical program and decreased product development expense due to the receipt of a fee received from the re-licensing of previously licensed technology offset by increased selling, marketing and general and administrative expense in support of the consumer and clinical nutrition product development programs described above. The decrease in 1997 was due primarily to the non-cash charge to earnings in April 1996 of $7,296,844 for a preferred stock dividend, as described below, relating to the value of additional shares issued to holders of certain preferred stock upon conversion into Common Stock at the closing of the Company's initial public offering (the "Offering"), which occurred in April 1996.

     REVENUES. In 1998 revenues of $876,079 consisted of approximately $584,000 in sales of the Company's critical care nutrition products, approximately $32,000 in sales of the Company's Proventra product and approximately $260,000 of product development revenue relating to a license and research collaboration agreement with Wyeth-Ayerst (see also Note 6 of Notes to the Financial Statements).

     COST OF GOODS SOLD. For 1998 the cost of goods sold was $244,141, which consisted of approximately $228,000 from the critical care nutrition product sales and approximately $16,000 related to the Proventra product sales.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $694,519, or 45.1%, in 1998 to $2,235,362 from $1,540,843 in 1997 and increased $60,347, or 4.1%, in 1997 from
$1,480,496 in 1996. The increase in 1998 is due to increased sales, marketing and personnel expense for the Company's consumer and critical care nutrition products of approximately $739,000 and increased shareholder relations expense of approximately $42,000 offset by decreased insurance costs of approximately $40,000, decreased financing expenses of approximately $24,000, and decreased legal expenses of approximately $22,000 . The increase in 1997 is due primarily to increased public reporting and shareholder relations expense of approximately $75,000 and increased insurance costs of approximately $68,000 offset by decreased outside consulting expense of approximately $83,000.

     PRODUCT DEVELOPMENT EXPENSES. Expenses for product development decreased $1,845,791, or 49.1%, in 1998 to $1,914,295 from $3,760,086 in 1997 and decreased $1,497,534, or 28.5%, in 1997 from $5,257,620 in 1996.
Approximately $852,000 of the decrease in 1998 was due to the decreased development expenses related to the terminated pharmaceutical programs, approximately $684,000 of the decrease was due to decreased associated personnel and consulting expense, approximately $250,000 of the decrease was related to the fee received from the re-licensing of previously licensed technology, which was offset against product development expense, and approximately $60,000 of the decrease was from decreases in other program expenses. The decrease in 1997 was due primarily to decreased expenses associated with the pharmaceutical program of approximately $1,680,000 and decreased personnel and administration expenses of approximately $280,000 offset primarily by increased manufacturing facility expenses of approximately $262,000 and increased nutritional product development expense of approximately $200,000.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $166,585, or 27.7%, in 1998 to $767,474 from $600,889 and increased $192,026, or 47.0%, in 1997 from $408,863 in 1996. The increase in 1998 was due primarily to increased amortization of warrants issued for services of approximately $168,000 and increased deferred expense amortization of approximately $113,000 offset by decreased deferred compensation amortization of approximately $88,000 and decreased depreciation expense of approximately $26,000. In 1997 the increase was due to increased depreciation expense of approximately $196,000, which was primarily depreciation on the Company's completed manufacturing facility, and increased warrant amortization of approximately $62,000 offset by decreased deferred compensation amortization of approximately $66,000.

     INTEREST INCOME. Interest income for 1998 decreased $110,315, or 24.6%, to $338,007 from $448,322 in 1997 and decreased $157,226, or 26.0%, from $605,548 in 1996. The decreases were primarily attributable to the decreased levels of investable funds.

     INTEREST EXPENSE. Interest expense increased $391,405, or 215.5%, in 1998 to $573,043 from $181,638 in 1997 and decreased $763,678, or 80.8%, from
$945,316 in 1996. In 1998 approximately $465,000 of the interest expense was the amortization of the value of warrants plus the value of the discount in connection with the convertible debentures the Company issued in November
1997 (see Note 8 in Notes to the Financial Statements) and approximately $108,000 was line of credit interest expense (see Note 7 in Notes to the Financial Statements). Interest expense for 1997 consisted primarily of line of credit interest expense of approximately $92,000 and amortization of the value of warrants plus the value of the discount in connection with convertible debentures of approximately $82,000. Interest expense for 1996 was due primarily to warrants valued at $768,064 which were issued to guarantors of a line of credit for the Company and to purchasers of the Company's promissory notes and to interest over a period of approximately three months on the convertible promissory notes (the "Convertible Promissory Notes") issued by the Company. The Convertible Promissory Notes converted into Common Stock upon the closing of the Offering.

     PREFERRED STOCK DIVIDEND. The non-cash preferred stock dividend of $7,296,844 in 1996 related to the value of additional Common Stock received by the holders of Convertible Promissory Notes, Series E and Series F-1 Preferred Stock upon the conversion of such securities into Common Stock at the closing of the Offering (the Convertible Promissory Notes converting first into Series D Preferred Stock which in turn converted immediately into Common Stock at the closing). The Convertible Promissory Notes and the Series D, Series E and Series F-1 Preferred Stock provided that their conversion prices be automatically adjusted to reflect the lower of their currently effective conversion price or 70% of the Offering price.

LIQUIDITY AND CAPITAL RESOURCES; CASH FLOW ANALYSIS

     The Company was incorporated in March 1992. On July 24, 1992, Procor, the Company's predecessor, was merged with and into the Company (the "Procor-GalaGen Merger"). At the time of the Procor-GalaGen Merger, Procor was a wholly-owned subsidiary of Land O'Lakes. Since the Company's inception through December 31, 1998, investments in the Company have totaled approximately $53.4 million, including approximately $7.1 million of inter-company obligations payable to Land O'Lakes which were forgiven and recorded as contributed capital at the time of the Procor-GalaGen Merger, $17.9 million from the Offering (after deducting underwriting discounts and offering expenses) and approximately $28.4 million from private placements of equity and convertible debt and from conversion of accrued interest on such debt and the exercise of stock options and warrants. The Company has invested funds received in the Offering and private placements in investment-grade, interest-bearing obligations.

     Cash used in operating activities decreased by $2,511,294, or 41.5%, in 1998 to $3,540,854 from $6,052,148 and decreased $83,664, or 1.4%, in 1997 from $6,135,812 in 1996. Cash used in operations went primarily to fund operating losses and was offset slightly by changes in operating assets and liabilities.

     The Company redeemed $7,511,619 of available-for-sale securities in 1998 and invested $13,276 in 1997 and $7,498,343 in 1996 in available-for-sale securities. The Company invested $39,365 in 1998, $215,320 in 1997 and $1,264,342 in 1996 in equipment and tenant improvements related to the Company's manufacturing facility, the majority of which is leased (see Note 7 of Notes to the Financial Statements). The Company invested $50,475 in 1998, $63,685 in 1997 and $193,012 in 1996 in lab
equipment, computer equipment and software and furniture used primarily to support the Company's operations. In 1998 the Company invested $141,363 in fixed assets and inventory received relating to the asset purchase agreement with NMI (see Note 5 in Notes to the Financial Statements).

     The Company converted it's previously established note payable, which was secured by certain fixed assets, into an operating lease in accordance with FAS 13 in June 1998 which calls for future minimum monthly payments of approximately $34,000 through May 2001 with a final payment of $165,000 in June 2001. The Company's seven-year operating lease for manufacturing equipment requires annual payments of approximately $131,000 through 2003. Additionally, the Company's five-year lease agreement with Land O' Lakes for specified manufacturing space requires future annual payments of approximately $87,000 through June 2001 (see Note 10 in Notes to the Financial Statements).

     The Company anticipates that its existing resources and interest thereon will be sufficient to satisfy its anticipated cash requirements through approximately the first quarter of 2000. The Company's working capital and capital requirements will depend upon numerous factors, including the progress of the Company's market research, product development and ability to obtain partners with the appropriate manufacturing, sales, distribution and marketing capabilities. The Company's capital requirements also will depend on the levels of resources devoted to the development of manufacturing capabilities, technological advances, the status of competitive products and the ability of the Company to establish partners or strategic alliances to provide funding to the Company for certain manufacturing, sales, product development and marketing activities.

     The Company expects to incur substantial additional marketing expense and product development expense. Capital expenditures may be necessary to establish additional commercial scale manufacturing facilities. The Company will need to raise substantial additional funds for longer-term product development, manufacturing and marketing activities that may be required in the future. The Company's ability to continue funding its planned operations beyond the first quarter of 2000 is dependent upon its ability to generate product revenues or to obtain additional funds through equity or debt financing, strategic alliances, license agreements or from other financing sources. A lack of adequate revenues or funding could eventually result in the insolvency or bankruptcy of the Company. At a minimum, if adequate funds are not available, the Company may be required to delay or to eliminate expenditures for certain of its product development efforts or to license to third parties the rights to commercialize products or technologies that we would otherwise seek to develop itself. Because of the Company's significant long-term capital requirements, it may seek to raise funds when conditions are favorable, even if the Company does not have an immediate need for such additional capital at such time. If the Company has not raised funds prior to when its needs for funding become immediate, the Company may be forced to raise funds when conditions are unfavorable, which could result in significant dilution for current stockholders.

YEAR 2000 ISSUES

     The Company began the process of assessing its risks associated with Year 2000 date conversion in 1998. This assessment included three main areas:

     -    the business hardware and software applications, mainly certain
          accounting applications and   office network, the Company's
          Information Technology ("IT"),

     -    manufacturing facilities and

     -    external third party business partners or suppliers.

     Prior to the asset acquisition of NMI's critical care nutrition products, the Company completed its assessment and concluded that the Year 2000 risk was focused mainly in the area of its business computer hardware and computer software applications. Subsequent to the NMI asset purchase, the Company has undertaken a reassessment and has determined that the risk associated with non-compliant external business partners and suppliers has significantly increased. The assessment has been completed for the IT and manufacturing facilities and will be completed for the third party partners and suppliers in mid 1999.

     The Company has addressed these issues by:

     - authorizing the installation of new network server hardware and software, specifically for its accounting applications and office network. This remediation process has begun and is anticipated to be completed in early 1999 with total costs of approximately $60,000, of which approximately $48,000 has been expensed in 1998. The Company has contracted this work to outside parties. The manufacturers of the hardware and software have stated that these products are Year 2000 compliant. In planning for the worst case scenarios, the Company has addressed this issue in its plan. The Company believes that its hardware and software systems for its business will be operational for Year 2000, but it may experience isolated incidences of non-compliance. The testing of the newly installed hardware and software, along with the Company's older hardware and software, is anticipated to begin upon completion of the new installation described above and is anticipated to conclude shortly thereafter; and

     - identifying its key business partners and suppliers, particularly relating to its critical care nutrition business, and assessing their readiness for Year 2000 to mitigate the risk to the Company if they are not Year 2000 compliant. The Company has its critical care nutrition products manufactured by third parties. If certain vendors, including these critical care product manufacturers, are unable to deliver product on a timely basis due to their own Year 2000 issues, the Company anticipates that there will be other companies who will be able to deliver such product on a timely basis. Upon completion of this assessment, the Company will determine whether any remediation is needed. The Company also recognizes the risks to other key suppliers in utilities, communications, banking and government are not ready for Year 2000, but does not believe the Company will be materially adversely impacted.

     The Company's manufacturing facility, completed and operational in mid-1997, has been Year 2000 compliant since inception and no further work is considered necessary. The most reasonably likely worst case scenario would be the inability of the Company to have its critical care nutrition products manufactured on a timely basis which could result in significantly decreased revenues. The Company is currently in the process of developing its contingency plans for each of its three main areas and should have them completed in mid-1999.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report to Stockholders contains certain forward looking statements within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Although the Company believes these statements are reasonable, readers of this Annual Report should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors listed below and set forth in the Company's Form 10-K under the caption "Risk Factors." Readers of this Annual Report should consider carefully the factors listed below and under the caption "Risk Factors" in the Company's Form 10-K, as well as the other information and data contained in this Annual Report. The Company cautions the reader, however, that such list of factors under the caption "Risk Factors" in the Company's Form 10-K and listed below may not be exhaustive and that those or other factors, many of which are outside of the Company's control, could have a material adverse effect on the Company and its results of operations. Factors that could cause actual results to differ include, without limitation, the Company's ability to generate sufficient working capital and obtain necessary financing to meet capital requirements, loss of Nasdaq National Listing, the Company's ability to form strategic alliances with marketing and distribution partners, the Company's exposure to product liability claims, consumers' perception of product safety and quality, the Company's reliance on flawed market research, potential competitors that are larger and financially stronger, the Company's ability to receive regulatory approval for its products and the Company's ability to manufacture an acceptable product on a commercial scale. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth hereunder and under the caption "Risk Factors" in the Company's Form 10-K.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's market risk is unlikely to have a material adverse effect on the Company's business, results of operations or financial condition.

                                 GALAGEN INC.

                                BALANCE SHEETS

                                    ASSETS

                                                                                                      DECEMBER 31
                                                                                           --------------------------------
                                                                                                 1998             1997
                                                                                           --------------------------------
Current assets:
  Cash and cash equivalents...........................................................     $ 4,081,733      $   155,908
  Available-for-sale securities.......................................................               -        7,511,619
  Accounts receivable, net of allowance of $14,020 in 1998 ...........................         314,579                -
  Inventory...........................................................................         303,150                -
  Prepaid expenses....................................................................         197,994          196,672
                                                                                           --------------   ---------------
Total current assets..................................................................       4,897,456        7,864,199


Property and equipment................................................................         671,796        1,869,974
  Less accumulated depreciation.......................................................        (270,418)        (363,355)
                                                                                           --------------   ---------------
                                                                                               401,378        1,506,619

Deferred expenses.....................................................................         324,659          158,953
Customer list.........................................................................         450,000                -
Goodwill..............................................................................         219,847                -
                                                                                           --------------   ---------------
                                                                                               994,506          158,953


Total assets..........................................................................     $ 6,293,340      $ 9,529,771
                                                                                           --------------   ---------------
                                                                                           --------------   ---------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................................................     $    641,922      $    559,498
  Development contract advance........................................................          290,089                -
  Note payable........................................................................               -            238,250
  Accrued expenses....................................................................           46,903            38,129
  Convertible notes- net of discount of $6,667 in 1998................................          193,333                 -
                                                                                           --------------   ---------------
Total current liabilities.............................................................        1,172,247           835,877

Commitments

Convertible notes, net of discount of $428,182 in 1997................................                -         1,071,818
Note payable, long term portion.......................................................                -           923,998
Other long-term liabilities...........................................................           45,000            45,000

Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares - 15,000,000
     Issued and outstanding shares - none in 1998 and 1997............................                -                 -
  Common stock, $.01 par value:
     Authorized shares - 40,000,000
     Issued and outstanding shares - 8,948,446 in 1998; 7,234,974 in 1997.............           89,484            72,350
  Additional paid-in capital..........................................................       62,386,292        59,669,586
  Accumulated deficit ................................................................      (57,339,283)      (52,819,054)
  Deferred compensation...............................................................          (60,400)         (269,804)
                                                                                           --------------   ---------------
  Total stockholders' equity..........................................................        5,076,093         6,653,078
                                                                                           --------------   ---------------

Total liabilities and stockholders' equity............................................     $  6,293,340      $  9,529,771
                                                                                           --------------   ---------------
                                                                                           --------------   ---------------


                             See accompanying notes.

                                  GALAGEN INC.


                            STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31
                                                        ----------------------------------------------
                                                             1998           1997           1996
                                                        ----------------------------------------------
Revenues:
 Product sales.......................................       $  616,168   $          -    $         -
 Product licensing and development revenues..........          259,911              -              -
                                                        --------------   ------------    -----------
                                                               876,079                             -

Operating expenses:
 Cost of goods sold..................................          244,141              -              -
 Selling, general and administrative.................        2,235,362      1,540,843      1,480,496
 Product development.................................        1,914,295      3,760,086      5,257,620
 Depreciation and amortization.......................          767,474        600,889        408,863
                                                        --------------   ------------    -----------
                                                             5,161,272      5,901,818      7,146,979
                                                        --------------   ------------    -----------
Operating loss.......................................       (4,285,193)    (5,901,818)    (7,146,979)

Interest income......................................          338,007        448,322        605,548
Interest expense.....................................         (573,043)      (181,638)      (945,316)
                                                        ---------------  ------------    ------------
Net loss for the period..............................       (4,520,229)    (5,635,134)    (7,486,747)
Less preferred stock dividend .......................                -              -     (7,296,844)
                                                        ---------------  ------------    ------------
Net loss applicable to common stockholders...........   $   (4,520,229)  $ (5,635,134)   $(14,783,591)
                                                        ---------------  ------------    ------------
                                                        ---------------  ------------    ------------

Net loss per share applicable to common stockholders    $         (.56)  $       (.78)$        (2.24)
  Basic and Diluted..................................

Weighted average number of common shares outstanding
  Basic and Diluted..................................        8,067,564      7,184,722      6,604,902


                             See accompanying notes.

                                  GALAGEN INC.


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             SERIES A                   SERIES B                 SERIES C
                                                         PREFERRED STOCK            PREFERRED STOCK          PREFERRED STOCK
                                                    --------------------------- ------------------------- -----------------------
                                                       SHARES        AMOUNT       SHARES       AMOUNT       SHARES      AMOUNT
                                                    ------------- ------------- ------------ ------------ ----------- -----------
Balance at December 31, 1995.....................     2,500,000       $25,000     1,234,748     $12,347     551,000     $5,510
    Sale of Series E Preferred Stock.............
    Issuance of Series F-1 Preferred Stock.......
    Warrant valuation for line of credit and notes
    Warrant valuation for Convertible Promissory
       Notes.....................................
    Conversion of Series A Preferred Stock.......    (2,500,000)      (25,000)
    Conversion of Series B Preferred Stock.......                                (1,234,748)    (12,347)
    Conversion of Series C Preferred Stock.......                                                          (551,000)    (5,510)
    Conversion of Series F-1 Preferred Stock.....
    Conversion of Series E Preferred Stock.......
    Conversion of Convertible Promissory Notes,
     net of financing costs of $131,010..........
    Initial public offering, net of offering
     costs of $2,078,225.........................
    Preferred stock dividend.....................
    Stock issued through Employee Stock Purchase
       Plan......................................
    Amortization of deferred compensation........
    Deferred compensation adjustment, canceled
       options...................................
    Exercise of stock options....................
    Net loss for the year........................
                                                    ------------- ------------- ------------ ------------ ----------- -----------
Balance at December 31, 1996.....................             -             -             -           -           -          -
    Amortization of deferred compensation........
    Deferred compensation adjustment, canceled
       options...................................
    Exercise of stock options....................
    Common stock issued for services.............
    Discount valuation for convertible
       debentures................................
    Valuation of issued options and warrants......
    Warrant valuation for note payable............
    Stock issued through Employee Stock Purchase
       Plan......................................
    Net loss for the year........................
                                                    ------------- ------------- ------------ ------------ ----------- -----------
Balance at December 31, 1997.....................             -             -             -           -           -          -
    Amortization of deferred compensation........
    Deferred compensation adjustment, canceled
       options...................................
    Exercise of stock options and warrants.......
    Conversion of convertible debentures.........
    Valuation of issued warrants.................
    Common stock issued for asset purchase.......
    Stock issued through Employee Stock Purchase
       Plan......................................
    Net loss for the year........................
                                                    ------------- ------------- ------------ ------------ ----------- -----------
Balance at December 31, 1998.....................             -        $    -             -      $    -           -      $   -
                                                    ------------- ------------- ------------ ------------ ----------- -----------
                                                    ------------- ------------- ------------ ------------ ----------- -----------


                             See accompanying notes.


                                                          SERIES F-1              SERIES E
                                                        PREFERRED STOCK         PREFERRED STOCK         COMMON STOCK
                                                    ----------------------- ---------------------- ----------------------
                                                       SHARES       AMOUNT      SHARES     AMOUNT     SHARES      AMOUNT
                                                    ------------ ---------- ------------ --------- ----------- ----------
Balance at December 31, 1995.....................       17,143       $171      338,461     $3,385   1,952,252    $19,522
    Sale of Series E Preferred Stock.............                               46,154        461
    Issuance of Series F-1 Preferred Stock.......       17,144        171
    Warrant valuation for line of credit and notes
    Warrant valuation for Convertible Promissory
       Notes.....................................
    Conversion of Series A Preferred Stock.......                                                     677,063      6,771
    Conversion of Series B Preferred Stock.......                                                     543,413      5,434
    Conversion of Series C Preferred Stock.......                                                     248,758      2,488
    Conversion of Series F-1 Preferred Stock.....      (34,287)      (342)                             85,717        857
    Conversion of Series E Preferred Stock.......                             (384,615)    (3,846)    178,568      1,786
    Conversion of Convertible Promissory Notes,
     net of financing costs of $131,010..........                                                   1,434,495     14,345
    Initial public offering, net of offering
     costs of $2,078,225.........................                                                   2,000,000     20,000
    Preferred stock dividend.....................
    Stock issued through Employee Stock Purchase
       Plan......................................                                                       3,642         36
    Amortization of deferred compensation........
    Deferred compensation adjustment, canceled
       options...................................
    Exercise of stock options....................                                                      39,861        399
    Net loss for the year........................
                                                    ------------ ---------- ------------ --------- ----------- ----------
Balance at December 31, 1996.....................            -          -            -          -   7,163,769     71,638
    Amortization of deferred compensation........
    Deferred compensation adjustment, canceled
       options...................................
    Exercise of stock options....................                                                      64,703        647
    Common stock issued for services.............                                                       1,493         15
    Discount valuation for convertible
       debentures................................
    Valuation of issued options and warrants.....
    Warrant valuation for note payable...........
    Stock issued through Employee Stock Purchase
       Plan......................................                                                       5,009         50
    Net loss for the year........................
                                                    ------------ ---------- ------------ --------- ----------- ----------
Balance at December 31, 1997.....................            -          -            -          -   7,234,974     72,350
    Amortization of deferred compensation........
    Deferred compensation adjustment, canceled
       options...................................
    Exercise of stock options and warrants.......                                                     111,325      1,113
    Conversion of convertible debentures.........                                                   1,260,073     12,601
    Valuation of issued warrants.................
    Common stock issued for asset purchase.......                                                     318,800      3,188
    Stock issued through Employee Stock Purchase
       Plan......................................                                                      23,274        232
    Net loss for the year........................
                                                    ------------ ---------- ------------ --------- ----------- ----------
Balance at December 31, 1998.....................            -   $      -            -   $      -   8,948,446  $  89,484
                                                    ------------ ---------- ------------ --------- ----------- ----------
                                                    ------------ ---------- ------------ --------- ----------- ----------


                                                       ADDITIONAL     DEFERRED
                                                       PAID-IN        COMPEN-      ACCUMULATED
                                                        CAPITAL        SATION         DEFICIT         TOTAL
                                                     ------------- -------------- -------------- --------------
Balance at December 31, 1995.....................     $23,812,105   $(1,180,734)   $(32,400,329)  $(9,703,023)
    Sale of Series E Preferred Stock.............         149,539                                     150,000
    Issuance of Series F-1 Preferred Stock.......         299,849                                     300,020
    Warrant valuation for line of credit and notes        768,064                                     768,064
    Warrant valuation for Convertible Promissory
       Notes.....................................         (68,474)                                    (68,474)
    Conversion of Series A Preferred Stock.......          18,229                                           -
    Conversion of Series B Preferred Stock.......           6,913                                           -
    Conversion of Series C Preferred Stock.......           3,022                                           -
    Conversion of Series F-1 Preferred Stock.....            (515)                                          -
    Conversion of Series E Preferred Stock.......            2060                                           -
    Conversion of Convertible Promissory Notes,
     net of financing costs of $131,010..........       8,918,954                                   8,933,299
    Initial public offering, net of offering
     costs of $2,078,225.........................      17,901,775                                  17,921,775
    Preferred stock dividend.....................       7,296,844                                   7,296,844
    Stock issued through Employee Stock Purchase
       Plan......................................          13,512                                      13,548
    Amortization of deferred compensation........                       340,066                       340,066
    Deferred compensation adjustment, canceled
       options...................................        (261,200)      261,200                             -
    Exercise of stock options....................          65,977                                      66,376
    Net loss for the year........................                                   (14,783,591)  (14,783,591)
                                                     ------------- -------------- -------------- --------------
Balance at December 31, 1996.....................      58,926,654      (579,468)    (47,183,920)   11,234,904
    Amortization of deferred compensation........                       273,864                       273,864
    Deferred compensation adjustment, canceled
       options...................................         (35,800)       35,800                             -
    Exercise of stock options....................          79,004                                      79,651
    Common stock issued for services.............          14,376                                      14,391
    Discount valuation for convertible
       debentures................................         318,182                                     318,182
    Valuation of issued options and warrants.....         280,450                                     280,450
    Warrant valuation for note payable...........          78,800                                      78,800
    Stock issued through Employee Stock Purchase
       Plan......................................           7,920                                       7,970
    Net loss for the year........................                                    (5,635,134)   (5,635,134)
                                                     ------------- -------------- -------------- --------------
Balance at December 31, 1997.....................      59,669,586      (269,804)    (52,819,054)    6,653,078
    Amortization of deferred compensation........                       185,404                       185,404
    Deferred compensation adjustment, canceled
       options...................................         (24,000)       24,000                             -
    Exercise of stock options and warrants.......         261,097                                     262,210
    Conversion of convertible debentures.........       1,330,882                                   1,343,483
    Valuation of issued warrants.................         488,750                                     488,750
    Common stock issued for asset purchase.......         621,812                                     625,000
    Stock issued through Employee Stock Purchase
       Plan......................................          38,165                                      38,397
    Net loss for the year........................                                    (4,520,229)   (4,520,229)
                                                     ------------- -------------- -------------- --------------
Balance at December 31, 1998.....................     $62,386,292      $(60,400)   $(57,339,283)  $ 5,076,093
                                                     ------------- -------------- -------------- --------------
                                                     ------------- -------------- -------------- --------------

                             See accompanying notes.

                                  GALAGEN INC.


                            STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31
                                                            -------------------------------------------
                                                                 1998           1997            1996
                                                            -------------------------------------------
OPERATING ACTIVITIES:
Net loss..................................................  $ (4,520,229)  $ (5,635,134)   $(14,783,591)
Adjustments to reconcile net loss to cash used in
  operating activities:
   Depreciation expense...................................       238,918        264,741          68,797
   Deferred expense amortization..........................       112,893              -               -
   Amortization of warrants issued for services...........       230,259         62,284         768,064
   Noncash interest cost of convertible debentures........       464,998         81,378               -
   Deferred compensation amortization.....................       185,404        273,864         340,066
 Preferred stock dividend ................................             -              -       7,296,844
 Stock issued for services and license agreement..........             -         14,391               -
 Changes in operating assets and liabilities:
     Inventory............................................      (237,634)             -               -
     Accounts receivable..................................      (314,579)             -               -
     Prepaid expenses.....................................       (82,171)       (31,738)         (5,571)
     Other assets.........................................             -              -         123,967
     Accounts payable and accrued expenses................       381,287     (1,081,934)         55,612
                                                             ------------   ------------    -----------
Net cash used in operating activities.....................
                                                              (3,540,854)    (6,052,148)     (6,135,812)
                                                             ------------   ------------    -----------
INVESTING ACTIVITIES:
Purchase of property and equipment........................       (89,840)      (279,005)     (1,457,354)
Payment for asset purchase................................      (141,363)             -               -
Sale/purchase of available-for-sale securities, net.......     7,511,619        (13,276)     (7,498,343)
                                                             ------------   ------------    -----------
Net cash provided by(used in) investing activities........     7,280,416       (292,281)     (8,955,697)
                                                             ------------   ------------    -----------
FINANCING ACTIVITIES:
Proceeds from sale of common  stock, net of offering costs             -              -      17,921,775
Proceeds from sale of preferred stock ....................             -              -         450,020
Proceeds from common  stock options exercised.............       262,210         79,651          66,376
Proceeds from  borrowings from investors..................             -              -         500,000
Proceeds from convertible notes, net of issuance costs....             -      1,380,919               -
Net proceeds(payment) from(on) note payable...............      (114,344)     1,162,248               -
Payment to investors on borrowings........................             -              -        (500,000)
Proceeds from Employee Stock Purchase Plan................        38,397          7,970          13,548
                                                            -------------  ------------    -------------
Net cash provided by financing activities.................       186,263      2,630,788      18,451,719
                                                            ------------   ------------    ------------
Increase (decrease) in cash...............................     3,925,825     (3,713,641)      3,360,210
Cash and cash equivalents at beginning of year............       155,908      3,869,549         509,339
                                                            ------------   -------------   --------------
Cash and cash equivalents at end of year..................   $ 4,081,733   $    155,908     $ 3,869,549
                                                            ------------   -------------   --------------
                                                            ------------   -------------   --------------

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Discount valuation for convertible debentures............    $         -   $    318,182     $         -
Valuation of issued options and warrants .................       488,750        359,250               -
Stock issued for asset purchase...........................       625,000              -               -
Conversion of note payable to operating lease.............     1,047,904              -               -
Deferred compensation adjustment, canceled options........        24,000         35,800         261,200
Conversion of convertible promissory notes plus related
  accrued interest, to common stock.......................     1,343,483              -       8,864,825


                             See accompanying notes.

                                    GALAGEN INC.


                           NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS

     GalaGen Inc. is a nutritional products company that is utilizing its proprietary immune-enhancing ingredients and patented manufacturing processes to commercialize health-promoting foods and beverages. These immune-enhancing ingredients, including Proventra-TM- Brand Natural Immune Components ("Proventra"), are comprised of antibodies and other proteins that are derived from the milk collected in the first few milkings of a dairy cow after its calf is born. The Company continues to expand applications for its technology and is developing a portfolio of immune-enhancing products that
target the needs of consumers and the healthcare market.   In  December 1998,
the Company acquired a developed line of critical care enteral nutrition products and formulas from Nutrition Medical, Inc. ("NMI"). These products are being sold to the hospital and home healthcare industries. The Company operates in a single business segment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE

     Prior to 1998 the Company was a development stage company.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform with the current year presentation.

REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment.

PRODUCT DEVELOPMENT COSTS

     All product development costs are charged to operations as incurred.

NET LOSS PER SHARE

     Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement 128"). Under Statement 128, basic earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted earnings per share are the same in all years presented as all potential common shares were antidilutive.

INCOME TAXES

     Income taxes are accounted for using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

CASH EQUIVALENTS

     Cash equivalents are available-for-sale and are carried at cost which approximates fair market value.

INVESTMENTS

     Investments in debt securities with a remaining maturity of more than three months at the date of purchase are classified as marketable securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities were classified as available-for-sale as of December 31, 1997. The book value of the investments approximated their estimated market value.

INVENTORY

     Inventories are stated at the lower of cost or market using the first-in, first-out method. The Company evaluates the need for reserves associated with obsolete inventory as needed. Inventory at December 31 consisted of the following:

                                                            1998
                                                     -------------------
  Finished goods..................................     $        235,155
  Raw materials and supplies......................               67,995
                                                     -------------------
                                                       $        303,150
                                                     -------------------
                                                     -------------------

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of three to seven years.

IMPAIRMENT

     The Company evaluates its long-lived assets for impairment losses when indicators of impairment are present by comparing the non-discounted cash flows to the asset's carrying amount. An impairment loss is recorded if necessary. In management's opinion, no impairment exists on December 31, 1998.

CUSTOMER LIST

     Customer list represents the value of the acquired customer database. The customer list is amortized over the useful life of the asset.

GOODWILL

     Goodwill represents the excess of purchase price and related costs over the value assigned to the net assets acquired. Goodwill is amortized on a straight-line basis over two-years because of the limited history of the product line acquired.

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

3.   RELATED PARTY TRANSACTIONS

     During 1992, the Company entered into the following agreements with Land O'Lakes, which are still in effect:

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

MASTER SERVICES AGREEMENT

     The Company has entered into an agreement with Land O'Lakes whereby the Company may purchase services from Land O'Lakes for certain administrative and research and development activities. This agreement will enable the Company to access expertise, on an as-needed basis, from Land O'Lakes. The agreement terminated on December 31, 1992, but has been renewed annually and is currently extended through December 31, 1999. The Company was charged approximately $375,000, $442,000 and $682,000 in 1998, 1997 and 1996,
respectively, in accordance with the Master Services Agreement.

     Subsequent to 1992, the Company and Land O'Lakes have entered into other related party agreements as noted below:

     In December 1995 and January 1996, Land O'Lakes purchased 169,230 shares of Series E preferred stock at $3.35 per share.

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

     In June 1996, the Company entered into a five-year lease agreement with Land O'Lakes for specified space within the Land O'Lakes facility in connection with the Company's manufacturing facility. See Note 10.

     In December 1996, the Company entered into an equipment operating lease which was guaranteed by Land O'Lakes. See Note 10.

4.   STOCK

INITIAL PUBLIC OFFERING

     GalaGen Inc. consummated an initial public offering on April 1, 1996, which consisted of 2,000,000 shares of common stock at a $10 per share price to the public. All of the Company's preferred stock mandatorily converted into common stock immediately prior to the closing of the Offering. The 2,500,000 shares of Series A preferred stock, 1,234,748 shares of Series B preferred stock and 551,000 shares of Series C preferred stock that were outstanding prior to the Offering were converted into 677,063, 543,413 and 248,758 shares of common stock, respectively, upon the closing of the Offering. The $8,275,000 of Convertible Promissory Notes to investors, plus accrued interest, that were outstanding prior to the Offering converted into shares of Series D preferred stock and simultaneously into 1,434,495 shares of common stock upon the closing of the Offering. The 338,461 shares of Series E preferred stock and 34,287 shares of Series F stock outstanding prior to the Offering were converted into 178,568 and 85,717 shares, respectively, of common stock upon the closing of the Offering.

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

EMPLOYEE STOCK PURCHASE PLAN

     In March 1996, the Company adopted the Employee Stock Purchase Plan whereby 270,833 shares of common stock have been reserved. All employees who have met the service eligibility requirements are eligible to participate and may direct the Company to make payroll deductions of one to 10 percent of their compensation during a purchase period for the purchase of shares under the plan. Participants may purchase up to 5,000 shares of common stock for a given calendar year provided the fair market value of the stock is not more than $25,000 (determined at the beginning of each purchase period). The plan provides a participating employee the right, subject to certain limitations, to purchase the Company's common stock at a price equal to the lower of 85% of the fair market value of the Company's common stock on the first day, or the last day, of the applicable purchase period. The first purchase period commenced on July 1, 1996 and ended on December 31, 1996, of which 3,642 shares of common stock were issued to employees for $13,548. In May 1997, the Employee Stock Purchase Plan was amended by stockholders to have two six month purchase periods beginning on January 1 and July 1 of each year. In 1998, 20,004 shares of common stock were purchased and issued to employees and in 1997, 8,279 shares of common stock were purchased of which 3,270 and 5,009 were issued to employees in 1998 and 1997, respectively.

5.   CRITICAL CARE PRODUCTS ASSET PURCHASE

     In September 1998, the Company entered into an asset purchase agreement with NMI to acquire NMI's developed line of critical care enteral nutrition products and formulas. The asset purchase agreement closed in December 1998. GalaGen purchased substantially all of NMI's critical care enteral nutrition products and formulas, all related inventory valued at $65,516, certain other fixed assets valued at $31,000 and the existing customer base of over 500 hospitals and home healthcare facilities valued at $450,000. Total consideration for the transaction was $696,516, exclusive of closing costs of $69,847, comprised of $71,516 cash and 318,800 shares of the Company's common stock which was valued at $625,000. Goodwill of $219,847 was recorded and will be amortized over a two-year period beginning in January 1999. The Company will pay to NMI a royalty of nine percent of net U.S. sales, as defined, of the critical care products in excess of (i) $5,000,000 during the year ending December 31, 2000, (ii) $6,000,000 during the year ending December 31, 2001, and (iii) $7,500,000 during the year ending December 31, 2002. Additionally, the Company will pay to NMI a royalty on international sales, as defined, of the critical care products of (i) five percent of net international sales in excess of $200,000 during the year ending on the first anniversary of the closing date, and (ii) two and one half percent of net international sales in excess of $200,000 during the year ending on the second anniversary of the closing date.

6.   AMERICAN HOME PRODUCTS CORPORATION AGREEMENT

     In October 1998, the Company entered into a collaboration and license agreement and a manufacturing and supply agreement with Wyeth-Ayerst Laboratories, a division of American Home Products Corporation ("AHP"). The two companies will develop and commercialize a proprietary ingredient with unique antibacterial properties for use in pediatric formula and other nutritional products. The companies will collaborate during the research and development phase of the product, which will be funded by Wyeth-Ayerst, through payments to the Company. Additionally, Wyeth-Ayerst will have financial and oversight responsibilities for all clinical trials and regulatory compliance related to the use of the ingredient in pediatric formula products. Wyeth-Ayerst will have worldwide rights to the use of the ingredient in its pediatric formula and other nutritional products. The Company will retain its right to manufacture the ingredient and has the right to request a sublicense from Wyeth-Ayerst to develop and commercialize non-pediatric formula nutritional products. The Company received a $250,000 licensing fee and a $300,000 research and development advance from AHP. The Company has recorded the $250,000 as licensing revenue and the $300,000 as a contract payable which will be amortized to research and development revenue when the Company incurs the associated expenses. In 1998, $9,911 of the advance was amortized and recorded as research and development revenue. Seven-year warrants were issued to AHP to purchase 200,000 shares of common stock at $2.45 per share. The fair value of the warrant was $250,000, which the Company is amortizing over the 2-year term of the research and development program. In 1998, $31,250 was amortized.

7.   OPERATING LEASE

     In June 1997, the Company established a note payable for approximately $1,319,000 for fixed assets with Transamerica Business Credit Corporation ("Transamerica") of which $1,162,248 was outstanding at December 31, 1997.
In June 1998, the Company converted the note payable into an operating lease.
 At the time of the conversion the net book value of the associated assets approximated the note payable balance. Terms of the operating lease include monthly payments through May 2001 of approximately $36,000 with a final payment of $165,000 in June 2001. The operating lease is secured by the Company's property and equipment. Transamerica received a warrant for 40,000 shares of common stock exercisable at $2.50 per share. The warrant was valued at approximately $79,000 and was amortized to interest expense over the term of the note payable.

8.   CONVERTIBLE DEBENTURES

     In November 1997, the Company raised $1,500,000 through the private placement sale of 6% convertible debentures (the "Debentures") to three institutional investors pursuant to Regulation D under the Securities Act of 1933. The principal and interest of the Debentures can be converted into shares of the Company's common stock at 82.5% of the lowest closing bid price of the Company's common stock three days prior to conversion. An aggregate maximum of 1,400,000 discounted shares of common stock (the "Discounted Shares") can be issued upon the conversion of the Debentures, with each investor owning at any given time a maximum of 4.99% of the then issued and outstanding shares of common stock. If there remains any unconverted principal and accrued interest due to all the Discounted Shares being issued, the Company has the obligation to repay the investors, in the aggregate, a maximum principal of $500,000. The Debentures automatically convert into the Discounted Shares eighteen months from the closing date. Five-year warrants were issued to the investors to purchase, in the aggregate, 200,000 shares of common stock at 110% of the market value of the common stock on the closing date. The value of the warrants plus the value of the discount of the Discounted Shares was $500,182, which the Company is amortizing over the term of the Debentures to interest expense. In 1998 and 1997, $421,515 and $72,000 was amortized and recorded as interest expense, respectively. A deferred expense was recorded for $144,467, which represents costs associated with closing the Debentures. These deferred expenses are being amortized until the Debentures are converted into Discounted Shares. In 1998 and 1997, $112,893 and $9,378 was amortized and recorded as an expense, respectively. In 1998, $1,300,000 of Debenture principal plus accrued interest was converted into 1,260,073 shares of common stock. In 1998, 73,000 shares of common stock were issued pursuant to warrant exercises. The net carrying value of the Debentures approximates fair market value. In connection with this private placement, the Company reserved 1,400,000 shares of common stock for issuance for the Discounted Shares and 200,000 shares of common stock for issuance for the warrants.

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

     The following plan and non-plan options are outstanding at December 31, 1998:

                                                                                  NON          WEIGHTED
                                               1992 PLAN       1997 PLAN         PLAN          AVERAGE
                                                OPTIONS         OPTIONS         OPTIONS        OPTION
                                              OUTSTANDING     OUTSTANDING     OUTSTANDING        PRICE
                                             ------------------------------------------------------------
         Balance at December 31, 1995.......     351,133                         154,371         $5.67
          Granted...........................     477,476                          57,003          4.68
          Exercised.........................     (39,902)                              -          1.66
          Canceled..........................    (118,479)                        (25,730)         7.36
                                             ---------------                  --------------
         Balance at December 31, 1996.......     670,228                         185,644          4.74
          Granted...........................           -         379,300               -          3.96
          Exercised.........................     (51,162)              -         (13,541)         1.23
          Canceled..........................     (69,335)        (60,000)         (4,334)         4.51
                                             ---------------  --------------  --------------
         Balance at December 31, 1997.......     549,731         319,300         167,769          4.96
          Granted...........................     475,088         798,962         166,687          2.70
          Exercised.........................     (27,248)        (10,000)         (1,082)         2.37
          Canceled..........................    (682,533)       (355,540)       (208,524)         4.54
                                             ---------------  --------------  --------------
         Balance at December 31, 1998.......     315,038         752,722         124,850         $2.79
                                             ---------------  --------------  --------------
                                             ---------------  --------------  --------------

     The following table summarizes information about the stock options outstanding at December 31, 1998:

                                            OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                             --------------------------------------------------     --------------------------------
                                              WEIGHTED-AVERAGE       WEIGHTED                     WEIGHTED AVERAGE
      RANGE OF EXERCISE        NUMBER            REMAINING           AVERAGE          NUMBER          EXERCISE
            PRICE            OUTSTANDING      CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE          PRICE
      ------------------- ------------------ ------------------- ----------------- -------------- ------------------
       $         1.50            6,000            9 years         $       1.50           6,000     $        1.50
                 2.19           25,000           10 years                 2.19               -                 -
                 2.38           66,000           10 years                 2.38          10,000              2.38
                 2.56          677,347            7 years                 2.56         393,145              2.56
                 3.13          384,722           10 years                 3.13               -                 -
                 3.25           20,000            8 years                 3.25          15,000              3.25
                 7.39           13,541            5 years                 7.39          13,541              7.39
                          ------------------                                       --------------
         $1.50 - 7.39        1,192,610                                   $2.79         437,686             $2.72

     Options expire in five years and three months to ten years from the original grant date. Fully vested and exercisable options were 437,686, 355,349 and 189,986 as of December 31, 1998, 1997 and 1996, respectively. The weighted average exercise prices for the fully vested and exercisable options as of December 31, 1998, 1997 and 1996 were $2.72, $4.86 and $3.80, respectively. In May 1997, the Company granted options for 20,000 shares of common stock to two consultants for services provided, of which 15,000 are fully vested. In August 1997, a consultant was granted a stock award, based upon the value of the common stock at the date of grant, from the 1997 Plan of 1,493 shares of common stock in exchange for services provided. In September and October 1998, a consultant was granted ten-year options from the 1997 Plan for 35,000 shares of common stock at fair market value of the date of grant for services to be provided, of which 10,000 are fully vested.

WARRANTS

     In connection with the June 1994 to October 1995 Convertible Promissory Notes (the "Notes") issuance of $8,275,000, each Note holder received a warrant, exercisable at $11.07 per share, to purchase that number of shares of common stock equal to 20% of the principal amount of such holder's Note divided by $11.07. The Company granted warrants to purchase 149,384 shares of the Company's common stock. These warrants expire five years from the date of grant, which expiration dates range from June 1999 to October 2000.

     In March 1995, Chiron was issued warrants to purchase 200,000 shares of the Company's Series F preferred stock for which the Company was paid $150,000. The Company issued the warrants to purchase 200,000 shares of Series F preferred stock to Chiron as follows: (i) warrant to purchase 17,144 shares of Series F-1 preferred stock, exercise price of $17.50 per share (pre-Offering) or $24.00 per share (post-Offering); (ii) warrant to purchase 42,856 shares of Series F-2 preferred stock, exercise price of $18.70 per share (pre-Offering) or $27.00 per share (post-Offering); (iii) warrant to purchase 60,000 shares of Series F-3 preferred stock, exercise price of $25.00 per share (pre-Offering) or $33.00 per share (post-Offering); and (iv) warrant to purchase 80,000 shares of Series F-3 preferred stock, exercise price of $25.00 per share (pre-Offering) or $36.00 per share (post-Offering). If, after the Company's Offering, the market value (as defined in the purchase agreement for the warrants) of a share of common stock is less than the stated post-Offering exercise price of any such warrant, the exercise price is reduced to such per share market value and the number of shares of common stock covered by the warrant are increased proportionately. Based upon the warrant agreements, the ceiling price for the warrants described in clauses (ii), (iii) and (iv) above were set at the closing of the Offering at $10.11, $9.24 and $10.08, respectively, per share of common stock. Chiron exercised the warrant described in clause (i) above in March 1996 which converted into 42,860 shares of common stock at the closing of the Company's Offering. Assuming the remaining three warrants were exercised in full on December 31, 1998, 3,418,813 shares of the Company's common stock would have been issued upon such exercise. The exercise price is based upon the twenty day average of the average of the high and low closing market prices, as reported by Nasdaq National Market, prior to December 31, 1998, which is
calculated at $1.76 per share.   The warrants expire on the earlier of six
years from the date of issuance or 120 days after the warrant holder receives notice from the Company of the occurrence of certain defined milestone events.

     In January 1996, the Company granted warrants to purchase 162,011 shares of common stock at $7.00 per share to six parties, one of which is a company which has a representative on the Company's Board which received a warrant to purchase 30,002 shares of common stock, in return for their guarantee on the Company's $2.7 million line of credit. The Company also granted warrants to purchase 7,500 and 22,501 shares of the Company's common stock at $7.00 per share to certain investment funds associated with a representative on the Company's Board in return for their issuance of two convertible promissory notes totaling $500,000. These warrants expire February 2001. The fair value of the warrants was $768,064 which was recorded as interest expense in 1996.

     In March 1997, the Company issued warrants to purchase 10,000 shares of common stock, granted at $2.15, which was the fair market value on the date of grant, for certain services to be rendered. The warrant expires in March 2002. The fair value of the warrant, approximately $5,000, was amortized and expensed in 1997.

     In December 1997, the Company issued five-year warrants to financial consultants to purchase 25,000 and 40,000 shares of common stock at $2.50 and $3.00, respectively, which was greater than the market value of the common stock at the date of grant. These warrants have a fair value of $50,450 which is being amortized over the term of the consulting relationship.

     In April, June and September 1998, the Company issued five-year warrants to purchase 75,000, 25,000, 25,000 and 12,500 shares of common stock at $1.38, $2.63, $3.00 and $1.81 per share, respectively, to an officer and director of the Company for services performed while under a consulting agreement. The fair value of the warrants is $68,750, which the Company has amortized over the term of the consulting agreement.

     In August 1998, five-year warrants were issued to individuals of an investor relations firm to purchase 50,000 shares of common stock at $3.125 per share. The fair value of the warrants is $100,000, which the Company is amortizing over the term of the investor relations agreement.

A summary of the warrants follow:

                                                WARRANTS
    GRANTED TO:                                OUTSTANDING          EXPIRATION DATE            GRANT PRICE
    ---------------------------------------- ---------------- ----------------------------- -------------------
     Convertible Promissory Note Holders           149,384       June 1999 - October 2000              $11.07
     Chiron Corporation                          3,418,813                     March 2002               $1.76
     Line of Credit Guarantors                     192,012                  February 2001               $7.00
     Consultants                                    10,000                     March 2002               $2.13
     TransAmerica                                   40,000                      June 2002               $2.50
     Debenture Holders                             127,000                  November 2002               $2.34
     Financial Consultants                          65,000                  December 2002       $2.50 - $3.00
     Officer and Director                          137,500           April-September 2003       $1.38 - $3.00
     Investor Relations                             50,000                   August  2003               $3.13
     American Home Products Corporation            200,000                   October 2005               $2.45
                                             ----------------
                                                 4,389,709
                                             ----------------
                                             ----------------

STOCK OPTION AND WARRANT AGREEMENT REVISIONS

     In August 1996, the Company canceled all common stock option agreements totaling 57,715 shares of common stock under the 1992 Plan and 18,958 shares of common stock outside of the 1992 Plan, with the exception of officer and director options, that were issued with a grant price greater than the fair market value at the date of re-grant and issued new stock option agreements with the same terms and conditions except that the grant prices were $5.375 per share.

     In May 1998, the Company canceled all directors and employees common stock option agreements, totaling 941,075 shares of common stock under the 1992 Plan, the 1997 Plan and nonplan options, that were issued with a grant price greater than the fair market value at the date of re-grant. New stock option agreements were issued with an exercise price of $2.56 per share and a ten year term.

STOCK-BASED COMPENSATION

     The Company has elected to follow APB 25 in accounting for its employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: risk-free interest rates approximating 5.0%, 6.2% and 6.2%, respectively; volatility factor of the expected market price of the Company's common stock ranging from .3 to 1.08 for all three years and a weighted-average expected life of the option of two to seven years for all three years. The weighted average fair value of the options granted in 1998, 1997 and 1996 is $2.36, $2.16 and $2.54 per share, respectively, as computed as described above.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                     1998                  1997                   1996
                                              -------------------    ------------------     ------------------
Pro forma amortized expense..............       $       566,859        $      435,589         $      165,762
Pro forma net loss applicable
 to common stockholder...................       $    (5,087,088)       $   (6,070,723)        $  (14,949,353)
Pro forma net loss per common share,
 Basic and Diluted.......................       $         (0.63)       $        (0.84)        $        (2.26)


     The pro forma effect on net loss for 1998, 1997 and 1996 is not representative of the pro forma effect on net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

DEFERRED COMPENSATION

     In December 1995, the Company canceled certain stock option agreements within the Plan and certain stock options that were outside of the Plan that had grant prices ranging from $7.38 per share to $11.07 per share and issued new stock option agreements with the same terms and conditions except that the grant prices were $3.69 per share. The Company recorded $1,657,000 as deferred compensation for the difference between the new grant price per share of common stock and the fair market value of the common stock per share on the date of grant, as determined by the board of directors, multiplied by the total number of options affected. In December 1998, 1997 and 1996, the Company adjusted the deferred compensation balance by $24,000, $35,800 and $261,200 to account for terminated employee options that were not vested. The deferred compensation is amortized ratably over the vesting period of the options. In 1998, 1997 and 1996, $185,404, $273,864 and $340,066 was
amortized, respectively. The remaining deferred compensation of $60,400 will be amortized in 1999.

10.  COMMITMENTS

     The Company has commitments under the following agreements:

LICENSE AGREEMENTS

     In August 1998, the Company received a $250,000 fee from a company for the re-licensing of previously licensed technology. Pursuant to this agreement, the Company is entitled to receive royalties on the net sales of certain GalaGen ingredients and certain GalaGen nutritional products that incorporate their technology.

     In March 1995, the Company entered into a License and Collaboration Agreement with Chiron Corporation involving the licensing of Chiron adjuvant technology for certain products. Pursuant to this agreement, Chiron has granted an exclusive worldwide license for certain of Chiron's proprietary adjuvant technology to the Company for which the Company issued 17,143 shares of its Series F-1 preferred stock to Chiron. See Note 9.

     The royalties on the above agreements range from one-half to five percent, depending on the volume, of certain net sales.

OTHER AGREEMENTS

     A three-year service agreement that began in 1996 for specified raw material preparation assistance requires payments of approximately $14,000 in 1999.

     A twelve month contract that began in August 1998 for various consulting and public relations services requires payments of approximately $56,000 in 1999.

     A twelve month contract that began in September 1998 for international sales consulting services requires payments of approximately $54,000 in 1999.
 The contract also calls for sales commissions equal to the lower of 20% of net international sales of the acquired NMI product line, or 50% of gross margin on net international sales, as defined in the agreement.

LEASE COMMITMENTS

     The Company leases certain office equipment under an operating lease.

     During June 1996, the Company entered into a five-year lease agreement with Land O'Lakes for specified space within the Land O'Lakes facility in connection with the Company's manufacturing facility. The lease calls for annual payments of approximately $87,000 and can be extended for additional one-year periods at the option of the Company.

     In December 1996, the Company entered into an operating lease with Cargill Leasing Corporation for $835,393 of manufacturing equipment for the Company's plant facility. Lease payments of approximately $11,000 per month will continue for a period of seven years with the Company's option to extend for an additional 12 months. The rental percentage was computed on a weighted average of the 30-day LIBOR rate and the rate on five-year U.S. Treasury Notes. The lease is guaranteed by Land O'Lakes.

     In June 1998 the Company entered into an operating lease with Transamerica which calls for monthly payments of approximately $36,000 until May 2001, with a final payment of $165,000 due June 2001. See Note 7.

     The total lease expense was $441,972, $199,808 and $3,133, respectively, for the years ended December 31, 1998, 1997, and 1996. The future minimum annual lease payments are as follows:

    1999.............................................   $    628,000
    2000.............................................        628,000
    2001.............................................        510,000
    2002.............................................        131,000
    2003.............................................        131,000
                                                       -----------------
                                                          $2,028,000
                                                       -----------------
                                                       -----------------

11.  INCOME TAXES

     Prior to the effective date of the merger with Procor, GalaGen's losses were utilized by Land O'Lakes in its consolidated tax return. Subsequent to the effective date of the merger and through December 31, 1998, GalaGen has operating loss carryforwards to offset future taxable income of approximately $36,300,000 which begin to expire in 2007. No benefit has been recorded for such loss carryforwards, and utilization in future years may be limited, if significant ownership changes have occurred.

     Components of deferred tax assets are as follows:

                                                                        DECEMBER 31
                                                  -------------------------------------------------------
                                                       1998                 1997                 1996
                                                       ----                 ----                 ----
Loss carryforwards.........................       $  13,445,000       $   12,000,000       $    9,968,000
Research and development tax credit
   carryforwards...........................             894,000              791,000              566,000
Deferred compensation......................             472,000              403,000              302,000
                                                 --------------       --------------       --------------
                                                 $   14,811,000       $   13,194,000       $   10,836,000
Less valuation allowance...................         (14,811,000)         (13,194,000)         (10,836,000)
                                                 --------------       --------------       --------------
Net deferred tax assets....................      $            -       $            -       $            -
                                                 --------------       --------------       --------------
                                                 --------------       --------------       --------------

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors
GalaGen Inc.


     We have audited the accompanying balance sheets of GalaGen Inc. as of December 31, 1998, and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of GalaGen's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GalaGen Inc. at December 31, 1998 and 1997 and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                       Ernst & Young LLP


Minneapolis, Minnesota
January 22, 1999

                             SELECTED FINANCIAL DATA

       The selected financial data set forth below as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 are derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included herein. The selected financial data as of December 31, 1996, 1995 and 1994 and for each of the two years in the period ended December 31, 1995 are derived from audited financial statements which are not included herein. The data set forth below should be read in conjunction with the financial statements and notes thereto included in the appendix and with "Management's Discussion and Analysis of Financial Condition and Results of Operations", included above.

                                                                            YEAR ENDED DECEMBER 31
                                                     ------------------------------------------------------------------
                                                         1998          1997          1996          1995          1994
                                                     ----------    ----------    ----------    ----------    ----------
                                                             (IN THOUSANDS, EXCEPT SHARE NUMBERS AND PER SHARE DATA)
STATEMENTS OF OPERATIONS:
   Revenues.......................................   $      876    $        -    $        -    $      150    $        -
   Operating costs and expenses:
     Cost of goods sold...........................          244             -             -             -             -
     Selling, general and administrative..........        2,235         1,541         1,480         1,417         1,645
     Product development..........................        1,914         3,760         5,258         3,731         3,442
     Depreciation and amortization................          768           601           409           605            75
   Operating loss.................................       (4,285)       (5,902)       (7,147)       (5,603)       (5,162)
   Interest income................................          338           448           605            31            28
   Interest expense...............................         (573)         (181)         (945)         (507)         (260)
   Net loss before extraordinary gain.............       (4,520)       (5,635)       (7,487)       (6,079)       (5,394)
   Extraordinary gain on extinguishment of
     debt ........................................            -             -             -           605             -
   Net loss for the period........................       (4,520)       (5,635)       (7,487)       (5,474)       (5,394)
   Preferred stock dividend (1)...................            -             -        (7,297)            -             -
   Net loss applicable to common stockholders.....   $   (4,520)   $   (5,635)   $  (14,784)   $   (5,474)   $   (5,394)
   Net loss per share applicable to common
     stockholders
     Basic and Diluted............................   $     (.56)   $     (.78)   $    (2.24)   $    (2.87)   $    (2.89)

   Weighted average number of common shares
   outstanding
     Basic and Diluted............................    8,067,564     7,184,722     6,604,902     1,904,059     1,866,561

                                                                                     DECEMBER 31
                                                     ------------------------------------------------------------------
                                                         1998          1997          1996          1995          1994
                                                     ----------    ----------    ----------    ----------    ----------
                                                                                   (IN THOUSANDS)
  BALANCE SHEET DATA:
      Cash and cash equivalents..................    $   4,082     $     156     $   3,870      $    509      $    430
      Available-for-sale securities (2)............          -         7,512         7,498             -             -
      Accounts receivable, net of allowance......          315             -             -             -             -
      Inventory..................................          303             -             -             -             -
      Working capital (deficiency)...............        3,725         7,028         9,776        (1,033)         (846)
      Total assets...............................        6,293         9,530        12,959           818           686
      Note payable (3)...........................            -         1,162             -             -             -
      Accrued expenses payable to Land O'Lakes               -             -             -           225            26
      Convertible notes (4)......................          193         1,072             -         8,199         5,707
      Total liabilities..........................        1,217         2,877         1,724        10,521         7,278
      Stockholders' equity (deficiency)..........        5,076         6,653        11,235        (9,703)       (6,592)

---------------

Net loss per share applicable to common stockholders has been restated to comply with the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE. See Note 2 of the Notes to the Financial Statements for further discussion.

 (1) See Note 4 of Notes to Financial Statements for an explanation of the preferred stock dividend.

(2) See Note 2 of Notes to Financial Statements for an explanation of the available-for-sale securities.

(3) See Note 7 of Notes to Financial Statements for an explanation of the note.

(4) See Note 8 of Notes to Financial Statements for an explanation of convertible notes.

                    MARKET FOR REGISTRANT'S COMMON EQUITY
                       AND RELATED STOCKHOLDER MATTERS

     The Company's common stock, par value $.01 per share, has been publicly traded since the closing of the Company's initial public offering on April 1, 1996. The common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol GGEN. At March 18, 1999, the number of holders of the common stock was approximately 1,880, consisting of 220 record holders and 1,660 stockholders whose stock is being held by a bank, broker or other nominee. On March 18, 1999, the closing sale price of a share of the common stock was $1.91.

     The high and low sale prices per share of the common stock for the four quarters during the years ended December 31, 1998 and 1997 were as follows:

                                       1998                           1997
                            --------------------------    ---------------------------
                                HIGH          LOW             HIGH           LOW
                            ------------- ------------    -------------- ------------
   First Quarter             $   2.250    $   0.844        $   4.625     $   1.750
   Second Quarter            $   3.313    $   1.563        $   3.250     $   2.000
   Third Quarter             $   4.000    $   1.625        $   2.750     $   2.000
   Fourth Quarter            $   3.000    $   1.375        $   2.375     $   1.500

     The Company has never paid cash dividends on the common stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

     During the year ended December 31, 1998, the Company has sold the following equity securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act.

     1. In April, June and September 1998, the Company issued five-year warrants to purchase 75,000, 25,000, 25,000 and 12,500 shares of common stock at $1.38, $2.63, $3.00 and $1.81 per share, respectively, to Henry J. Cardello, President and a director of the Company, for services performed while under a consulting agreement with Marketing Venture of America, Inc. The warrants were valued at fair market value on the date of grant. The fair value of the warrants is $68,750, which the Company has amortized over the term of the consulting agreement

     2. In August 1998, five-year warrants were issued to William Young and Rebecca Young, to purchase 50,000 shares of common stock at $3.125 per share. The warrants were valued at fair market value on the date of grant. The fair value of the warrants is $100,000, which the Company is amortizing over the term of the investor relations agreement.

     3. In October 1998, seven-year warrants were issued to American Home Products Corporation to purchase 200,000 shares of common stock at $2.45 per share, which was greater than the fair market value of the common stock on the closing date. The fair value of the warrant is $250,000, which the Company is amortizing over the term of the research and development program.

     4. In December 1998, 318,800 shares of common stock were issued to NMI as part of the total consideration paid for the asset acquisition from NMI. The shares were issued at $1.96 per share, which was greater than the fair market of the common stock on the closing date.