Form 10-K405, Exhibit 13
period 1999-12-31
GALAGEN INC
filed 2000-03-30
CIK 889872

                                                                    EXHIBIT 13.1

                                  GALAGEN INC.
                         INDEX TO FINANCIAL INFORMATION
                                      1999

                                                                                                                     PAGE
                                                                                                                     ----
Management's Discussion and Analysis of Financial Condition and Results of Operations..............................     1
Quantitative and Qualitative Disclosures About Market Risk.........................................................     5
Balance Sheets.....................................................................................................     6
Statements of Operations...........................................................................................     7
Statements of Changes in Stockholders' Equity......................................................................     8
Statements of Cash Flows...........................................................................................     9
Notes to Financial Statements......................................................................................    10
Report of Independent Auditors.....................................................................................    20
Selected Financial Data............................................................................................    22
Market for Registrant's Common Equity and Related Stockholder Matters..............................................    23

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

         The information presented in this Annual Report to Stockholders for the year ended December 31, 1999 (the "Annual Report") contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are subject to risks and uncertainties, including those discussed below under "Disclosure Regarding Forward-Looking Statements" and in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 ("Form 10-K") under "Risk Factors", that could cause actual results to differ materially from those projected. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

GENERAL

         GalaGen's mission is to become the leading presence in foods, beverages and dietary supplements that help enhance the immune system and to take advantage of all of colostrum's benefits. A critical factor for success of the Company is its immune-enhancing ingredient which has been branded Proventra-TM- Brand Natural Immune Components ("Proventra"). Proventra is derived from colostrum, the highly nutritious first milk from a dairy cow after its calf is born. The primary components found in Proventra are naturally occurring broad spectrum antibodies or specialized proteins that enhance the body's own immune system to provide protection against harmful micro-organisms. Additional immune-enhancing components found in Proventra include lactoperoxidase, lactoferrin, growth factors and other substances to bolster the body's resistance.

         The Company, in conjunction with strategic partners, continues to expand applications for its technology and is developing a portfolio of Proventra-based products that target the needs of consumers and the healthcare market.

         The Company, in conjunction with Land O' Lakes, has worked with a marketing testing firm to develop a yogurt containing Proventra. The Company believes that the future success of a Proventra yogurt product will be enhanced by continuing to follow its strategy of introduction of products through large market leaders. Accordingly, the Company has obtained rights from Land O'Lakes to pursue an alliance with major yogurt manufacturers. The Company is currently exploring alliance relationships with these major companies and any yogurt product introductions will be dependent upon successful completion of a yogurt license agreement.

         In 1998, the Company entered into a collaboration and license agreement and a manufacturing and supply agreement with Wyeth-Ayerst Laboratories ("Wyeth-Ayerst"), a division of American Home Products Corporation. The two companies will develop and commercialize a proprietary ingredient with unique antibacterial properties for use in pediatric formula and other nutritional products. The collaboration, during the research and development phase of the product, will be funded by Wyeth-Ayerst through payments to the Company.

         In January 1999, the Company entered into a collaboration agreement with General Nutrition Corporation, Inc. for product development, manufacturing, supply and retail marketing of its Proventra. The agreement calls for the two companies to develop and market a range of immune-enhancing dietary supplements and nutrition formulas.

         In March 1999, the Company entered into an agreement with Tropicana Products, Inc., a division of PepsiCo Inc. Under this agreement, the two companies will explore development of nutritious beverages for the health-conscious consumer. See Note 5 to the Financial Statements.

         In March 1999, the Company also entered into a licensing and distribution agreement with Hormel Health Labs ("HHL"), a wholly-owned subsidiary of Hormel Foods Corporation. HHL licensed the manufacturing and distribution rights for a new, clinically tested, cultured dairy beverage the Company developed to improve the gastrointestinal health of patients in hospitals and nursing homes. The product includes a patented ingredient combination and will also incorporate the Company's Proventra.

         In July 1999, the Company licensed its line of critical care nutrition products, previously acquired from NM Holdings, Inc. ("NMI"), to HHL. The licensing agreement granted HHL worldwide rights to manufacture, distribute, market and sell the Company's critical care products. Under the terms of the agreement HHL will pay royalties, subject to an annual minimum royalty, to the Company based upon net sales of the specified products. HHL commenced selling the Company's critical care products on a limited basis in September 1999, and on an exclusive basis effective October 1999.

         In October 1999, the Company entered into a collaborative licensing agreement with Novartis Consumer Health Inc. ("Novartis") whereby the Company granted Novartis certain rights to defined Proventra technology. Also in October, the Company and Novartis entered into a supply agreement for which the Company will supply the Proventra ingredients (see Note 5 of Notes to Financial Statements).

         In December 1999, the Company entered into a product development agreement with Novartis.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

         GENERAL. The net loss decreased by $1,924,026, or 43%, in 1999 to $2,596,203 from $4,520,229 in 1998 and decreased $1,114,905, or 20%, in 1998 from $5,635,134 in 1997. The decrease in 1999 was due primarily to increased product sales, increased licensing and product development revenue, decreased interest expense and decreased product development expense offset by increased selling, marketing, general and administrative expense. The decrease in 1998 was primarily due to increased revenue from the Company's critical care product line, increased product development and licensing revenue and decreased product development expense offset by increased selling, marketing and general and administrative expense in support of the consumer and clinical nutrition product development programs described above.

         REVENUES. Revenues increased $2,305,199, or 263%, in 1999 to $3,181,278 from $876,079 in 1998. The increase in 1999 was due to increased sales of the critical care products of approximately $776,000, increased licensing revenues of approximately $500,000 relating to the Company's license agreements (see Note 2 of Notes to Financial Statements), increased product development revenue of approximately $614,000 related to the Company's separate research agreements, increased sales of the Company's Proventra product of approximately $327,000 and increased royalty revenue of approximately $88,000 (see Note 5 of Notes to Financial Statements). In 1998 revenues of $876,079 consisted of approximately $584,000 in sales of the Company's critical care products, approximately $250,000 of licensing revenue, approximately $32,000 in Proventra product sales and approximately $10,000 of product development revenue.

         COST OF GOODS SOLD. Cost of goods sold increased $459,465, or 188%, in 1999 to $703,606 from $244,141 in 1998. The increase in 1999 was due to increased cost of goods sold due to increased sales from the critical care products of approximately $294,000 and increased cost of goods sold related to increased product sales of the Proventra products of approximately $165,000. For 1998 the cost of goods sold was $244,141, which consisted of approximately $228,000 from the critical care product sales and approximately $16,000 related to the Proventra product sales.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $706,449, or 32%, in 1999 to $2,941,811 from $2,235,362 in 1998 and increased $694,519, or 45%, in 1998 from
$1,540,843 in 1997. The increase in 1999 was due to increased sales, marketing and personnel expense for the Company's critical care nutrition products of approximately $531,000, increased marketing and personnel expense for the Company's consumer products of approximately $199,000 and increased legal expense of approximately $66,000 offset by decreased shareholders relation expense of approximately $90,000. The increase in 1998 was due to increased sales, marketing and personnel expense for the Company's consumer and critical care products of approximately $739,000 and increased shareholder relations expense of approximately $42,000 offset by decreased insurance costs of approximately $40,000, decreased financing expenses of approximately $24,000, and decreased legal expenses of approximately $22,000.

         PRODUCT DEVELOPMENT EXPENSES. Expenses for product development decreased $295,777, or 15%, in 1999 to $1,618,518 from $1,914,295 in 1998 and decreased $1,845,791, or 49%, in 1998 from $3,760,086 in 1997. In 1999, approximately $312,000 of the decrease was from decreased personnel expense and approximately $305,000 of the decrease was from decreased expenses related to the pharmaceutical program terminated during 1998. These decreases were offset by increased consumer research and development expense of approximately $71,000 and the receipt of $250,000, for return of license rights, which reduced 1998 product development expense. Approximately $852,000 of the decrease in 1998 was due to the decreased development expenses related to the terminated pharmaceutical programs, approximately $684,000 of the decrease was due to decreased associated personnel and consulting expense, approximately $250,000 of the decrease was related to the fee received from the re-licensing of previously licensed technology, which was offset against product development expense, and approximately $60,000 of the decrease was from reductions in other program expenses.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased $88,353, or 12%, in 1999 to $679,121 from $767,474 and increased
$166,585, or 28%, in 1998 from $600,889 in 1997. The decrease in 1999 was due to decreased deferred compensation expense of approximately $125,000, decreased depreciation expense of approximately $109,000 related to the Company's note payable conversion (see Note 6 of Notes to Financial Statements) and decreased deferred expense amortization of approximately $89,000 offset by increased intangible asset amortization of approximately $234,000 related to the Company's asset acquisitions. The increase in 1998 was due primarily to increased amortization of warrants issued for services of approximately $168,000 and increased deferred expense amortization of approximately $113,000 offset by decreased deferred compensation amortization of approximately $88,000 and decreased depreciation expense of approximately $26,000.

         INTEREST INCOME. Interest income for 1999 decreased $161,705, or 48%, to $176,302 from $338,007 in 1998 and decreased $110,315, or 25%, from
$448,322 in 1997. The decreases were primarily attributable to the decreased levels of investable funds.

         INTEREST EXPENSE. Interest expense decreased $562,316, or 98%, in 1999 to $10,727 from $573,043 in 1998 and increased $391,405, or 215%, from
$181,638 in 1997. The decrease in interest expense in 1999 is due to the conversion of the Company's convertible debt (see Note 4 of Notes to Financial Statements) as well as the conversion of the Company's note payable into an operating lease (see Note 6 of Notes to Financial Statements). In 1998, approximately $465,000 of the interest expense was the amortization of the value of warrants plus the value of the discount in connection with the convertible debentures the Company issued in November 1997 and approximately $108,000 was line of credit interest expense. Interest expense for 1997 consisted primarily of line of credit interest expense of approximately $92,000 and amortization of the value of warrants plus the value of the discount in connection with convertible debentures of approximately $82,000.

LIQUIDITY AND CAPITAL RESOURCES; CASH FLOW ANALYSIS

                  Cash used in operating activities decreased by $1,180,173, or 33%, in 1999 to $2,360,681 from $3,540,854 in 1998 and decreased
$2,511,294, or 41%, in 1998 from $6,052,148 in 1997. Cash used in operations during 1999 was used primarily to fund operating losses as well as repayment of current obligations. Cash used in operations for 1998 was used primarily to fund operating losses and was offset slightly by changes in operating assets and liabilities.

         The Company invested $2,782,790 in 1999, and $13,276 in 1997, in the purchase of available for sale securities. In 1998, the Company redeemed $7,511,619 of its available-for-sale securities. In 1999, the Company invested $227,802 in purchased product development technology. The Company invested $2,093 in 1999, $39,365 in 1998 and $215,320 in 1997 in equipment and tenant improvements related to the Company's pilot plant manufacturing facility. The Company invested $13,857 in 1999, $50,475 in 1998 and $63,685 in 1997 in lab equipment, computer equipment and software and furniture used primarily to support the Company's operations. In 1998, the Company invested $141,363 in fixed assets and inventory received relating to the asset purchase agreement with NMI (see Note 5 in Notes to Financial Statements).

       In 1999, the Company received net private placement funding proceeds of $1,903,000. Also in 1999, the Company repurchased warrants for $375,000.

       The Company's operating lease for select pilot plant, manufacturing equipment and office equipment calls for future annual payments of approximately $410,000 through May 2001 with a final payment of $165,000 in June 2001. The Company's seven-year operating lease for additional select manufacturing equipment requires annual payments of approximately $131,000 through 2003. Additionally, the Company's five-year lease agreement for specified manufacturing space requires future annual payments of approximately $87,000 through June 2001 (see Note 8 in Notes to Financial Statements).

       The Company anticipates that its existing resources and interest thereon will be sufficient to satisfy its anticipated cash requirements through approximately the first quarter of 2001. The Company's working capital and capital requirements will depend upon numerous factors, including revenue from product sales and collaboration arrangements, the progress of the Company's market research, product development and ability to obtain partners with the appropriate manufacturing, sales, distribution and marketing capabilities. The Company's capital requirements also will depend on the levels of resources devoted to the development of manufacturing capabilities, technological advances, the status of competitive products and the ability of the Company to establish partners or strategic alliances to provide funding to the Company for certain manufacturing, sales, product development and marketing activities.

         The Company expects to incur substantial additional marketing expense and product development expense. Capital expenditures may be necessary to establish additional commercial scale manufacturing facilities. The Company will need to raise substantial additional funds for longer-term product development, manufacturing and marketing activities that may be required in the future. The Company's ability to continue funding its planned operations beyond the first quarter of 2001 is dependent upon its ability to generate product revenues or to obtain additional funds through equity or debt financing, strategic alliances, license agreements or from other financing sources. A lack of adequate revenues or funding could eventually result in the insolvency or bankruptcy of the Company. At a minimum, if adequate funds are not available, the Company may be required to delay or to eliminate expenditures for certain of its product development efforts or to license to third parties the rights to commercialize products or technologies that the Company would otherwise seek to develop itself. Because of the Company's significant long-term capital requirements, it may seek to raise funds when conditions are favorable, even if the Company does not have an immediate need for such additional capital at such time. If the Company has not raised funds prior to when its needs for funding become immediate, the Company may be forced to raise funds when conditions are unfavorable, which could result in significant dilution for current stockholders.

YEAR 2000 ISSUES

         The Company began the process of assessing its risks associated with Year 2000 date conversion in 1998. This assessment included the business hardware and software applications, manufacturing facilities and external third party business partners or suppliers. In late 1999, the Company completed its remediation and testing. The process was completed with total costs of approximately $60,000. As a result of those planning and implementation efforts the Company experienced no significant business disruptions and believes its systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues either with its products, its internal business systems or its external business partners or suppliers. The Company will continue to monitor its operations throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report to Stockholders contains certain forward looking statements within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Although the Company believes these statements are reasonable, readers of this Annual Report should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors listed below and set forth in the Company's Form 10-K under the caption "Risk Factors." Readers of this Annual Report should consider carefully the factors listed below and under the caption "Risk Factors" in the Company's Form 10-K, as well as the other information and data contained in this Annual Report. The Company cautions the reader, however, that such list of factors under the caption "Risk Factors" in the Company's Form 10-K and listed below may not be exhaustive and that those or other factors, many of which are outside of the Company's control, could have a material adverse effect on the Company and its results of operations. Factors that could cause actual results to differ include, without limitation, the Company's ability to generate sufficient working capital and obtain necessary financing to meet capital requirements, loss of Nasdaq Market National listing, the Company's ability to form strategic alliances with marketing and distribution partners, the Company's exposure to product liability claims, consumers' perception of product safety and quality, the Company's reliance on flawed market research, potential competitors that are larger and financially stronger, the Company's ability to receive regulatory approval for its products and the Company's ability to manufacture an acceptable product on a commercial scale. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth hereunder and under the caption "Risk Factors" in the Company's Form 10-K.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's market risk is unlikely to have a material adverse effect on the Company's business, results of operations or financial condition.

                                  GALAGEN INC.

                                 BALANCE SHEETS

ASSETS

                                                                                                          DECEMBER 31
                                                                                             -------------------------------------
                                                                                                     1999             1998
                                                                                             -------------------------------------
     Current assets:
       Cash and cash equivalents ........................................................     $    204,817         $  4,081,733
       Available-for-sale securities ....................................................        2,782,790                    -
       Accounts receivable, net of allowance of $18,951 in 1999 and $14,020 in 1998 .....          499,606              314,579
       Inventory ........................................................................           56,372              303,150
       Prepaid expenses .................................................................          146,023              197,994
                                                                                             ------------------  -----------------
     Total current assets ...............................................................        3,689,608            4,897,456

     Property and equipment .............................................................          687,746              671,796
       Less accumulated depreciation ....................................................         (400,301)            (270,418)
                                                                                             ------------------  -----------------
                                                                                                   287,445              401,378

     Customer list ......................................................................          360,000              450,000
     Other intangible assets ............................................................          300,872              219,847
     Deferred expenses ..................................................................           93,750              324,659
                                                                                             ------------------  -----------------
                                                                                                   754,622              994,506

     Total assets .......................................................................     $  4,731,675         $  6,293,340
                                                                                             ==================  =================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Accounts payable ......................................................................     $    273,717         $    641,922
  Development contract advance ..........................................................          125,850              290,089
  Accrued expenses ......................................................................           19,036               46,903
  Convertible notes, net of discount of $6,667 in 1998 ..................................                -              193,333
                                                                                             ------------------  -----------------
Total current liabilities ...............................................................          418,603            1,172,247

Commitments

Other long-term liabilities .............................................................           45,000               45,000

Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares - 15,000,000
     Issued and outstanding shares - none in 1999 and 1998 ..............................                -                    -
  Common stock, $.01 par value:
     Authorized shares - 40,000,000
     Issued and outstanding shares - 10,416,462 in 1999; 8,948,446 in 1998 ..............          104,165               89,484
  Additional paid-in capital ............................................................       64,099,393           62,386,292
  Accumulated deficit ...................................................................      (59,935,486)         (57,339,283)
  Deferred compensation .................................................................                -              (60,400)
                                                                                             ------------------  -----------------
  Total stockholders' equity ............................................................        4,268,072            5,076,093
                                                                                             ------------------  -----------------

Total liabilities and stockholders' equity ..............................................     $  4,731,675         $  6,293,340
                                                                                             ==================  =================

                             See accompanying notes.

                                  GALAGEN INC.

                            STATEMENTS OF OPERATIONS

                                                                         YEAR ENDED DECEMBER 31
                                                           -------------------------------------------------------
                                                               1999              1998               1997
                                                           -------------------------------------------------------
Revenues:
 Product sales .....................................        $ 1,718,781        $   616,168         $        -
 Product licensing revenue .........................            750,000            250,000                  -
 Product development revenue .......................            624,238              9,911                  -
 Other revenue .....................................             88,259                  -                  -
                                                           -----------------  ----------------  ----------------
                                                              3,181,278            876,079                  -

Operating expenses:
 Cost of goods sold ................................            703,606            244,141                  -
 Selling, general and administrative ...............          2,941,811          2,235,362          1,540,843
 Product development ...............................          1,618,518          1,914,295          3,760,086
 Depreciation and amortization .....................            679,121            767,474            600,889
                                                           -----------------  ----------------  ----------------
                                                              5,943,056          5,161,272          5,901,818
                                                           -----------------  ----------------  ----------------
Operating loss .....................................         (2,761,778)        (4,285,193)        (5,901,818)

Interest income ....................................            176,302            338,007            448,322
Interest expense ...................................            (10,727)          (573,043)          (181,638)
                                                           -----------------  ----------------  ----------------

Net loss ...........................................        $(2,596,203)       $(4,520,229)       $(5,635,134)
                                                           =================  ================  ================

Net loss per share
  Basic and diluted ................................        $      (.26)       $      (.56)       $      (.78)


Weighted average number of common shares outstanding
  Basic and diluted ................................          9,957,306          8,067,564          7,184,722

                             See accompanying notes.

                                  GALAGEN INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                        COMMON STOCK        ADDITIONAL     DEFERRED
                                                    --------------------     PAID-IN        COMPEN-      ACCUMULATED
                                                      SHARES    AMOUNT       CAPITAL        SATION         DEFICIT         TOTAL
                                                    ------------------------------------------------------------------------------
Balance at December 31, 1996.....................    7,163,769  $71,638    $58,926,654    $(579,468)  $(47,183,920)   $11,234,904
    Amortization of deferred compensation........                                           273,864                       273,864
    Deferred compensation adjustment, canceled
    options......................................                              (35,800)      35,800                             -
    Exercise of stock options....................       64,703      647         79,004                                     79,651
    Common stock issued for services.............        1,493       15         14,376                                     14,391
    Discount valuation for convertible debentures                              318,182                                    318,182
    Valuation of issued options and warrants.....                              280,450                                    280,450
    Warrant valuation for note payable...........                               78,800                                     78,800
    Stock issued through employee stock purchase
    plan.........................................        5,009       50          7,920                                      7,970
    Net loss for the year........................                                                       (5,635,134)    (5,635,134)
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1997.....................    7,234,974   72,350     59,669,586     (269,804)   (52,819,054)     6,653,078
    Amortization of deferred compensation........                                           185,404                       185,404
    Deferred compensation adjustment, canceled
    options......................................                              (24,000)      24,000                             -
    Exercise of stock options and warrants.......      111,325    1,113        261,097                                    262,210
    Conversion of convertible debentures.........    1,260,073   12,601      1,330,882                                  1,343,483
    Valuation of issued warrants.................                              488,750                                    488,750
    Common stock issued for asset purchase.......      318,800    3,188        621,812                                    625,000
    Stock issued through employee stock purchase
    plan.........................................       23,274      232         38,165                                     38,397
    Net loss for the year........................                                                       (4,520,229)    (4,520,229)
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1998.....................    8,948,446   89,484     62,386,292      (60,400)   (57,339,283)     5,076,093
    Amortization of deferred compensation........                                            60,400                        60,400
    Issuance of common stock, net of fees .......    1,315,000   13,150      1,889,850                                  1,903,000
    Warrant repurchase...........................                             (375,000)                                  (375,000)
    Conversion of convertible debentures.........      139,927    1,400        176,981                                    178,381
    Stock issued through employee stock purchase
    plan.........................................       13,089      131         21,270                                     21,401
    Net loss for the year........................                                                       (2,596,203)    (2,596,203)
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1999.....................   10,416,462 $104,165    $64,099,393       $-       $(59,935,486)    $4,268,072
                                                   ===============================================================================




                             See accompanying notes.

                                  GALAGEN INC.

                            STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31
                                                                ---------------------------------------------------------
                                                                        1999                1998                1997
                                                                ---------------------------------------------------------
OPERATING ACTIVITIES:
Net loss ...................................................        $(2,596,203)        $(4,520,229)        $(5,635,134)
Adjustments to reconcile net loss to cash used in
  operating activities:
   Depreciation expense ....................................            129,884             238,918             264,741
   Deferred expense amortization ...........................                  -             112,893                   -
   Amortization of warrants issued for services ............            253,105             230,259              62,284
   Amortization of intangible assets .......................            235,732                   -                   -
   Noncash interest cost of convertible debentures .........             10,727             464,998              81,378
   Deferred compensation amortization ......................             60,400             185,404             273,864
Stock issued for services and license agreement ............                  -                   -              14,391
Changes in operating assets and liabilities:
     Inventory .............................................            270,418            (237,634)                  -
     Accounts receivable ...................................           (207,623)           (314,579)                  -
     Prepaid expenses ......................................             29,775             (82,171)            (31,738)
     Other assets ..........................................                  -                   -                   -
     Accounts payable and accrued expenses .................           (546,896)            381,287          (1,081,934)
                                                                  -----------------   ------------------  ----------------
Net cash used in operating activities ......................         (2,360,681)         (3,540,854)         (6,052,148)
                                                                  -----------------   ------------------  ----------------

INVESTING ACTIVITIES:
Purchase of property and equipment .........................            (15,950)            (89,840)           (279,005)
Payment for asset purchase .................................           (227,802)           (141,363)                  -
Sale(purchase) of available-for-sale securities, net .......         (2,782,790)          7,511,619             (13,276)
                                                                  -----------------   ------------------  ----------------
Net cash provided by(used in) investing activities .........         (3,026,542)          7,280,416            (292,281)
                                                                  -----------------   ------------------  ----------------

FINANCING ACTIVITIES:
Proceeds from issuance of common  stock, net of costs ......          1,903,000                   -                   -
Proceeds from common  stock options exercised ..............                  -             262,210              79,651
Proceeds from convertible notes, net of issuance costs .....            (39,094)                  -           1,380,919
Payment for warrant repurchase .............................           (375,000)                  -                   -
Net proceeds(payment) from(on) note payable ................                  -            (114,344)          1,162,248
Proceeds from Employee Stock Purchase Plan .................             21,401              38,397               7,970
                                                                  -----------------   ------------------  ----------------
Net cash provided by financing activities ..................          1,510,307             186,263           2,630,788
                                                                  -----------------   ------------------  ----------------

Increase (decrease) in cash ................................         (3,876,916)          3,925,825          (3,713,641)
Cash and cash equivalents at beginning of year .............          4,081,733             155,908           3,869,549
                                                                  -----------------   ------------------  ----------------
Cash and cash equivalents at end of year ...................        $   204,817         $ 4,081,733         $   155,908
                                                                  =================   ==================  ================

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Discount valuation for convertible debentures ..............        $         -         $         -         $   318,182
Valuation of issued options and warrants ...................                  -             488,750             359,250
Stock issued for asset purchase ............................                  -             625,000                   -
Conversion of note payable to operating lease ..............                  -           1,047,904                   -
Deferred compensation adjustment, canceled options .........                  -              24,000              35,800
Conversion of convertible debentures plus related
 accrued interest, to common stock .........................            178,381           1,343,483                   -

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

REVENUE RECOGNITION

         Revenue from product sales is recognized at the time of shipment. Fee revenue is recognized upon exchange for services performed or products delivered that represent the culmination of a separate earnings process. If there are continuing performance obligations related to the services to be provided, or products to be delivered, then the revenue is deferred and recognized as the services and/or products are performed and/or delivered over the term of the arrangement.

ADOPTION OF RECENT STAFF ACCOUNTING BULLETIN

         In December 1999 the Securities & Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "REVENUE RECOGNITION IN FINANCIAL STATEMENTS", summarizing certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition. SAB 101 requires that nonrefundable, up-front license fees be deferred and recognized generally over the term of the license agreement, unless the agreements and facts and circumstances of the transaction clearly reflect the completion of the earnings process as defined, regardless of the fact they are nonrefundable. The Company's policy historically has been to recognize such nonrefundable, up-front license fees as revenue upon receipt and the signing of the agreement.

         In accordance with SAB 101, the Company will apply the accounting described in SAB 101 as required, beginning in the first quarter of 2000, and will record a cumulative effect adjustment for the change in accounting, expected to be a one-time charge to earnings of approximately $730,000.

PRODUCT DEVELOPMENT COSTS

         All product development costs are charged to operations as incurred.

NET LOSS PER SHARE

         Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the year. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted loss per share are the same in all years presented as all potential common shares were antidilutive.

INCOME TAXES

         Income taxes are accounted for using the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

CASH EQUIVALENTS

         Cash equivalents are available-for-sale and are carried at cost which approximates fair market value.

INVESTMENTS

         Investments in corporate debt securities with a remaining maturity of more than three months at the date of purchase were classified as available-for-sale as of December 31, 1999. The book value of the investments approximated their estimated market value. All investments have a contractual maturity of less than one year.

INVENTORY

         Inventories are stated at the lower of cost or market using the first-in, first-out method. The Company evaluates the need for reserves associated with obsolete inventory as needed. Inventory at December 31 consisted of the following:

                                                        1999             1998
                                                  ---------------   --------------
                          Raw materials ........      $ 46,660        $ 67,995
                          Finished goods .......         9,712         235,155
                                                  ---------------   --------------
                                                      $ 56,372        $303,150
                                                  ===============   ==============

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

CUSTOMER LIST AND OTHER INTANGIBLE ASSETS

         Customer list represents the value of an acquired customer database. The customer list is amortized over the useful life of the asset of five years. The accumulated amortization at December 31,1999 and 1998 was $90,000 and $0, respectively. Other intangible assets consist of purchased technology and goodwill. Purchased technology represents the value of an acquired food product and is being amortized over three years. Goodwill represents the excess of purchase price and related costs over the value assigned to net assets acquired. Goodwill is amortized on a straight-line basis over two-years. The accumulated amortization at December 31, 1999 and 1998 was $146,777 and $0, respectively.

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

MAJOR CUSTOMERS

         In 1999, sales to two major customers were $750,000 and $324,238 respectively, or 23.6% and 10.2% of total revenues.

3.       RELATED PARTY TRANSACTIONS

         The Company entered into the following agreements with Land O'Lakes:

ROYALTY AGREEMENT

         The Company will pay to Land O'Lakes a royalty on net receipts from any product, other than infant formula, which is based on existing technology or technology improvements, as defined by the agreement. The Company will pay an additional royalty on net receipts from infant formula based on existing or improved technology and an additional royalty on net receipts from infant formula based on new technology, as defined by the agreement. This agreement will continue until terminated by both parties. Royalty payments range from one to two percent of net receipts. Royalty expense recognized based on the royalty agreement was not significant.

LICENSE AGREEMENT

         The Company has licensed to Land O'Lakes the rights to use the Company's existing technologies and technology improvements, as defined by the agreement, for Land O'Lakes' use in animal products, functional foods and infant formula. The Company received a lump sum license fee of $10,000. The Company has agreed not to compete for fifteen years in the area of animal products and functional foods based on milk and colostrum based immunoglobulin technology. Land O'Lakes has agreed not to compete for fifteen years in the areas of prescription drugs and over-the-counter drugs regulated by the Food and Drug Administration. The term of this agreement is perpetual.

         In 1997, Land O'Lakes granted a five-year license, an amendment to the license above, in the area of functional foods to use existing technology and future technology improvements in the development, formulation, manufacture, marketing, distribution and sale of kefir-based products, as defined in the granted license. In consideration of granting the Company this license, Land O'Lakes will receive a royalty of five percent from food components or ingredients sold by the Company to be included in a kefir-based product and one percent of net receipts from a kefir-based finished product sold by the Company.

         In 1998, the Company and Land O'Lakes signed an amended and restated license agreement in which the Company has significantly broadened its rights to develop and market functional foods. Under the restated license agreement, the Company can use, improve, exploit, license or share existing technology, technology improvements and new technologies, as defined, in all areas except under certain "reserved food" and "first refusal food product" categories.

SUPPLY AGREEMENT

         The Company entered into an agreement with Land O'Lakes in 1992 whereby the Company was to purchase and Land O'Lakes was to supply, at their option, all of the Company's commercial requirements for colostrum and milk. As part of the agreement, Land O'Lakes was to provide expertise in dairy herd selection, on-farm management, membership relations and procurement to the Company for the manufacture of antibody material. In August 1999, the Company and Land O'Lakes terminated the supply agreement.

MASTER SERVICES AGREEMENT

         In 1992, the Company entered into an agreement with Land O'Lakes whereby the Company may purchase services from Land O'Lakes for certain administrative and research and development activities. The agreement is currently extended through December 31, 2000. The Company was charged approximately $377,000, $375,000 and $442,000 in 1999, 1998 and 1997,
respectively, in accordance with the Master Services Agreement.

LEASE AGREEMENTS

         In 1996, the Company entered into a five-year lease agreement with Land O'Lakes for specified space within the Land O'Lakes facility in connection with the Company's manufacturing facility. Also in 1996, the Company entered into an equipment operating lease which was guaranteed by Land O'Lakes. See Note 8.

4.       CAPITAL STOCK

FINANCINGS

         In April 1999, the Company raised $1,972,500 through the private placement of 1,315,000 shares of common stock. The shares sold in the private placement were at an 8% discount to the closing price of the common stock on the Nasdaq Stock Market on the closing date. Costs associated with the private placement were $69,500.

         In November 1997, the Company raised $1,500,000 through the private placement sale of 6% convertible debentures (the "Debentures") to three institutional investors. In 1999 and 1998, $200,000 and $1,300,000 of Debenture principal plus accrued interest were converted into the aggregate maximum of 139,927 and 1,260,073 shares of common stock, respectively. Under the terms of the Debentures, there was a limitation on the maximum number of shares of common stock that could be issued upon conversion of the Debentures. That maximum was reached through the conversions in 1999 and as a result the Company repaid remaining Debenture principal plus accrued interest of approximately $39,000 in 1999.

EMPLOYEE STOCK PURCHASE PLAN

         The Company has an Employee Stock Purchase Plan for which 270,833 shares of common stock have been reserved. All employees who have met the service eligibility requirements may contribute from one to ten percent of their compensation during a purchase period for the purchase of shares under the plan. Purchases are made at the lower of 85% of the fair market value of the Company's common stock on the first day, or the last day, of the applicable purchase period. In 1999 and 1998, 13,089 shares and 20,004 shares of common stock, respectively, were purchased and issued to employees and in 1997, 8,279 shares of common stock were purchased of which 3,270 and 5,009 were issued to employees in 1998 and 1997, respectively.

5.       PRODUCT AND LICENSING AGREEMENTS

         CRITICAL CARE PRODUCT AGREEMENTS

         In 1998, GalaGen purchased substantially all of Nutrition Medical Inc.'s ("NMI") critical care enteral nutrition products and formulas, all related inventory valued at $65,516, certain other fixed assets valued at $31,000 and the existing customer base of over 500 hospitals and home healthcare facilities valued at $450,000. Total consideration for the transaction was $696,516, exclusive of closing costs of $69,847, comprised of $71,516 cash and 318,800 shares of the Company's common stock which was valued at $625,000. Goodwill of $219,847 was recorded. The Company will pay to NMI a royalty of nine percent of net U.S. sales, as defined, of the critical care products in excess of (i) $5,000,000 during the year ending December 31, 2000, (ii) $6,000,000 during the year ending December 31, 2001, and (iii) $7,500,000 during the year ending December 31, 2002. Additionally, the Company will pay to NMI a royalty on certain international sales of the critical care products of (i) five percent of net international sales in excess of $200,000 through December 1999, and (ii) two and one half percent of net international sales in excess of $200,000 during the year ending in December 2000. No royalties were due in 1999.

         Subsequently, in 1999, the Company entered into a licensing and distribution agreement with a subsidiary of Hormel Foods Corporation. The licensing agreement granted worldwide rights to manufacture, distribute, market and sell the Company's previously acquired line of critical care enteral nutrition products and formulas. Under the terms of the agreement Hormel Health Labs ("HHL") will pay monthly royalties subject to an annual minimum royalty to the Company based upon net sales of the specified products. HHL commenced selling the critical care products on a limited basis in September 1999, and on an exclusive basis effective October 1999.

         AMERICAN HOME PRODUCTS CORPORATION AGREEMENT

         In 1998, the Company entered into a collaboration and license agreement and a manufacturing and supply agreement with Wyeth-Ayerst Laboratories, a division of American Home Products Corporation ("AHP"). The companies will develop and commercialize a proprietary ingredient with unique antibacterial properties for use in pediatric formula and other nutritional products. The companies will collaborate during the research and development phase of the product, which will be funded by Wyeth-Ayerst through payments to the Company. Additionally, Wyeth-Ayerst will have financial and oversight responsibilities for all clinical trials and regulatory compliance related to the use of the ingredient in pediatric formula products. Wyeth-Ayerst will have worldwide rights to the use of the ingredient in its pediatric formula and other nutritional products. The Company will retain its right to manufacture the ingredient and has the right to request a sublicense from Wyeth-Ayerst to develop and commercialize non-pediatric formula nutritional products. In 1998, the Company received a non-refundable licensing fee and a research and development advance from AHP. In 1998, the Company recorded the licensing fee as revenue. In 1999, the Company received an additional advance from AHP for research and development. The entire research and development advance was recorded as a contract payable which will be recognized as research and development revenue when the Company incurs the associated expenses. In 1999 and 1998, respectively, $324,238 and $9,911 was amortized and recorded as research and development revenue. Warrants were issued to AHP to purchase 200,000 shares of common stock at $2.45 per share. The warrant expire 2005. The fair value of the warrant was $250,000, which the Company is amortizing over the 2-year term of the research and development program. In 1999 and 1998, respectively, $125,000 and $31,250 was amortized.

         TROPICANA PRODUCTS, INC.

         In February 1999, the Company entered into an agreement with Tropicana Products Inc. to explore product development opportunities. The agreement expired in December 1999. The nonrefundable fee received was recorded as development revenue in 1999.

         NOVARTIS CONSUMER HEALTH, SA AGREEMENTS

         In October 1999, the Company entered into a license agreement with Novartis Consumer Health, SA ("Novartis"). In return for granting Novartis exclusive rights to certain products and proprietary technology the Company received a nonrefundable license fee which was recorded as revenue in 1999 (see Note 2 regarding Adoption of Recent Staff Accounting Bulletin). The agreement specifies an additional payment to the Company upon the date of first sale, and milestone payments based on aggregate sales levels. As further consideration for the license, Novartis shall pay specified royalties, during the royalty period, on annual net sales.

         Also in October 1999, the Company entered into a supply agreement with Novartis to manufacture and supply Proventra to Novartis on a cost-plus basis. The Company has the responsibility to ensure continuity of supply.

         In December 1999, the Company and Novartis entered into a development agreement for various product development and research projects. Novartis shall pay for pre-approved activities related to the research projects. The Company will initially record payments received as an advance, and recognize revenue as the Company incurs the associated expense. The Company also shall receive a four and one half percent royalty from future Novartis sales as additional compensation.

6.       OPERATING LEASE

         In 1997, the Company established a note payable for approximately $1,319,000 for fixed assets with Transamerica Business Credit Corporation ("Transamerica"). In 1998, the Company converted the note payable into an operating lease. At the time of the conversion the net book value of the associated assets approximated the note payable balance. Terms of the operating lease include monthly payments through May 2001 of approximately $36,000 with a final payment of $165,000 in June 2001. The Company's property and equipment secure the operating lease. Transamerica received warrants to purchase 40,000 shares of common stock exercisable at $2.50 per share. The warrants expire June 2002. The warrants were valued at approximately $79,000 which was amortized to interest expense over the term of the note payable.

7.       OPTIONS AND WARRANTS

STOCK OPTION PLAN

         The Company has a 1992 Stock Plan (the "1992 Plan") and a 1997 Incentive Plan (the "1997 Plan"), under which incentive and non-qualified options may be granted, and has reserved 880,210 and 1,250,000 shares of common stock, respectively, for issuance. The Company uses these plans as an incentive for employees, directors and technical advisors. Stock awards of up to 100,000 shares of common stock may also be granted under the 1997 Plan. Options are granted at fair market value as determined on the date of grant and normally vest over three to five years.

         The following plan and non-plan options are outstanding at December 31, 1999:

                                                                                            NON             WEIGHTED
                                                    1992 PLAN          1997 PLAN            PLAN             AVERAGE
                                                     OPTIONS            OPTIONS           OPTIONS            OPTION
                                                   OUTSTANDING        OUTSTANDING       OUTSTANDING           PRICE
                                             --------------------------------------------------------------------------
          Balance at December 31, 1996 ...           670,228            185,644                            $   4.74
           Granted .......................                 -            379,300                  -             3.96
           Exercised .....................           (51,162)                 -            (13,541)            1.23
           Canceled ......................           (69,335)           (60,000)            (4,334)            4.51
                                             ---------------     --------------       ------------      -----------
          Balance at December 31, 1997 ...           549,731            319,300            167,769             4.96
           Granted .......................           475,088            798,962            166,687             2.70
           Exercised .....................           (27,248)           (10,000)            (1,082)            2.37
           Canceled ......................          (682,533)          (355,540)          (208,524)            4.54
                                             ---------------     --------------       ------------      -----------
          Balance at December 31, 1998 ...           315,038            752,722            124,850             2.79
            Granted                                  349,083            482,500                  -             2.00
             Exercised                                     -                  -                  -             2.69
             Cancelled                               (48,231)          (186,003)           (16,249)            2.71
                                             ---------------     --------------       ------------      -----------
          Balance at December 31, 1999               615,890          1,049,219            108,601         $   2.43
                                             ===============     ==============       ============

         The following table summarizes information about the stock options outstanding at December 31, 1999:

                                     OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                        ------------------------------------------------  ----------------------------------------
                                      WEIGHTED-AVERAGE       WEIGHTED                          WEIGHTED
      RANGE OF             NUMBER         REMAINING           AVERAGE          NUMBER      AVERAGE EXERCISE
   EXERCISE PRICE       OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE          PRICE
 -----------------------------------------------------------------------------------------------------------------
     $        1.50         31,000         9 years           $   1.50          6,000         $   1.50
              1.56         30,000         9 years               1.56              -                -
              1.66          5,500         10 years              1.66              -                -
              1.72         25,000         9 years               1.72              -                -
              1.88        349,083         10 years              1.88              -                -
              1.94         30,000         9 years               1.94              -                -
              1.97          7,500         9 years               1.97              -                -
              2.10        252,500         9 years               2.10         52,500             2.10
              2.19         25,000         9 years               2.19          8,333             2.19
              2.38         41,500         9 years               2.38         23,800             2.38
              2.53        100,000         10 years              2.53              -                -
              2.56        538,567         6 years               2.56        418,838             2.56
              3.13        309,519         9 years               3.13         65,943             3.13
              3.25         15,000         7 years               3.25         15,000             3.25
              7.39         13,541         4 years               7.39         13,541             7.39
                      --------------                                       ----------
      $1.50 - 7.39      1,773,710                           $   2.43        603,955         $   2.69

         Options expire in five years and three months to ten years from the original grant date. Fully vested and exercisable options were 603,955, 437,686 and 355,349 as of December 31, 1999, 1998 and 1997, respectively. The weighted average exercise prices for the fully vested and exercisable options as of December 31, 1999, 1998 and 1997 were $2.69, $2.72 and $4.86, respectively.

         In 1997, the Company granted options for 20,000 shares of common stock to two consultants for services provided, of which 15,000 are fully vested and 5,000 were cancelled in 1999. In 1997, a consultant was granted a stock award from the 1997 Plan of 1,493 shares of common stock in exchange for services provided. In 1998, a consultant was granted ten-year options from the 1997 Plan for 35,000 shares of common stock at fair market value of the date of grant for services to be provided, of which 18,333 are fully vested. Consulting expense recognized based on the fair values of the instruments granted were not significant.

WARRANTS

A summary of the warrants outstanding at December 31, 1999:


                                                    WARRANTS
GRANTED TO:                                        OUTSTANDING          EXPIRATION DATE          EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
 Former Convertible Promissory Note Holders           46,479               October 2000               $11.07
 Line of Credit Guarantors                           192,012              February 2001                $7.00
 Consultants                                          10,000                 March 2002                $2.13
 TransAmerica                                         40,000                  June 2002                $2.50
 Former Debenture Holders                            127,000              November 2002                $2.34
 Financial Consultants                                65,000              December 2002        $2.50 - $3.00
 Officer and Director                                137,500       April-September 2003        $1.38 - $3.00
 Investor Relations                                   50,000               August  2003                $3.13
 Licensee                                            200,000               October 2005                $2.45
                                                  ----------
                                                     867,991
                                                  ==========

         In connection with the June 1994 to October 1995 Convertible Promissory Notes (the "Notes") issuance of $8,275,000, the note holders received warrants, exercisable at $11.07 per share, to purchase 149,384 shares of the Company's common stock. These warrants expire five years from the date of grant, through October 2000. As of December 31, 1999, warrants to purchase 46,479 shares were still outstanding.

         In 1995, Chiron Corporation was issued warrants to purchase 200,000 shares of the Company's Series F preferred stock for $150,000. Chiron exercised some of the warrants in March 1996. In May of 1999, the Company repurchased the remaining warrants from Chiron for $375,000.

         In 1996, the Company granted warrants to purchase 162,011 shares of common stock at $7.00 per share to six parties, one of which is a company which has a representative on the Company's Board. The Company also granted warrants to purchase 7,500 and 22,501 shares of the Company's common stock at $7.00 per share to certain investment funds associated with a representative on the Company's Board in return for their issuance of two convertible promissory notes. These warrants expire February 2001.

         In 1997, the Company issued warrants to purchase 10,000 shares of common stock, granted at $2.13, which was the fair market value on the date of grants, for certain services to be rendered. The warrants expire in March 2002. The fair value of the warrant, approximately $5,000, was amortized and expensed in 1997.

         In 1997, the Company issued warrants to financial consultants to purchase 25,000 and 40,000 shares of common stock at $2.50 and $3.00, respectively, which was greater than the market value of the common stock at the date of grant. The warrants expire in December 2002. These warrants have a fair value of $50,450 which was amortized over the term of the consulting relationship.

         In 1998, the Company issued warrants to purchase 75,000, 25,000, 25,000 and 12,500 shares of common stock at $1.38, $2.63, $3.00 and $1.81 per share, respectively, to an officer and director of the Company for services performed while under a consulting agreement. The warrants expire from April through September 2003. The fair value of the warrants was $68,750, which was amortized over the term of the consulting agreement.

         In 1998, warrants were issued to individuals of an investor relations firm to purchase 50,000 shares of common stock at $3.125 per share. The warrants expire in August 2003. The fair value of the warrants was $100,000, which was amortized over the term of the investor relations agreement.

STOCK OPTION REVISIONS

         In 1998, the Company canceled all directors and employees common stock option agreements, totaling 941,075 shares of common stock under the 1992 Plan, the 1997 Plan and nonplan options, that were issued with a grant price greater than the fair market value at the date of re-grant. New stock option agreements were issued with an exercise price of $2.56 per share and a ten year term.

STOCK-BASED COMPENSATION

         Pro forma information regarding net loss and loss per share is required as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rates approximating 5.5%, 5.0% and 6.2%, respectively; volatility factor of the expected market price of the Company's common stock of .894, 1.08 and .527, respectively; expected dividend yield of 0%; and a weighted-average expected life of the option of two to seven years. The weighted average fair value of the options granted in 1999, 1998 and 1997 is $1.61, $2.36 and $2.16 per share, respectively, as computed as described above.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:


                                                               1999             1998              1997
                                                          --------------    -------------     -------------
          Pro forma amortized expense ................     $   745,354       $   566,859       $   435,589
          Pro forma net loss .........................     $(3,341,557)      $(5,087,088)      $(6,070,723)
          Pro forma net loss per share, basic and
            diluted ..................................     $     (0.34)      $     (0.63)      $      (.84)

         The pro forma effect on net loss for 1999, 1998 and 1997 is not representative of the pro forma effect on net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

DEFERRED COMPENSATION

         In 1995, the Company canceled certain stock option agreements within the Plans and certain stock options that were outside of the Plans that had grant prices ranging from $7.38 per share to $11.07 per share and issued new stock option agreements with the same terms and conditions except that the grant prices were $3.69 per share. The Company recorded $1,657,000 as deferred compensation for the difference between the new grant price per share of common stock and the fair market value of the common stock per share on the date of grant, as determined by the board of directors, multiplied by the total number of options affected. In December 1998 and 1997, the Company adjusted the deferred compensation balance by $24,000 and $35,800 to account for terminated employee options that were not vested. The deferred compensation is amortized ratably over the vesting period of the options and was fully amortized in 1999. In 1999, 1998 and 1997, $60,400, $185,404 and
$273,864 was amortized.

8.       COMMITMENTS

         In addition to royalty commitments disclosed elsewhere, the Company has commitments under the following agreements:

LICENSE AGREEMENTS

         In 1998, the Company received a $250,000 fee from a company for the re-licensing of previously licensed technology. Pursuant to this agreement, the Company is entitled to receive royalties on the net sales of certain GalaGen ingredients and certain GalaGen nutritional products that incorporate their technology.

         In 1995, the Company entered into a License and Collaboration Agreement with Chiron Corporation involving the licensing of Chiron adjuvant technology for certain products. Pursuant to this agreement, Chiron has granted an exclusive worldwide license for certain of Chiron's proprietary adjuvant technology to the Company for which the Company issued 17,143 shares of its Series F-1 preferred stock to Chiron.

         The royalties on the above agreements range from one-half to five percent, depending on the volume, of certain net sales.

LEASE COMMITMENTS

         The Company leases certain office equipment under a one year operating lease.

         In 1996, the Company entered into a five-year lease agreement with Land O'Lakes for specified space within the Land O'Lakes facility in connection with the Company's manufacturing facility. The lease calls for annual payments of approximately $87,000 and can be extended for additional one-year periods at the option of the Company. See Note 3.

         In 1996, the Company entered into an equipment operating lease. Lease payments of approximately $11,000 per month will continue through 2003 with the Company's option to extend for an additional 12 months. The lease is guaranteed by Land O'Lakes.

         In June 1998 the Company entered into an operating lease with monthly payments of approximately $36,000 until May 2001 and a final payment of $165,000 due June 2001. See Note 8.

         The total lease expense was $648,343, $441,972 and $199,808, respectively, for the years ended December 31, 1999, 1998, and 1997. The future minimum annual lease payments are as follows:


                        2000........    $  630,000
                        2001........       511,000
                        2002........       131,000
                        2003........       131,000
                                        ----------
                                        $1,403,000
                                        ==========

9.       INCOME TAXES

         As of December 31, 1999, GalaGen has operating loss carryforwards to offset future taxable income of approximately $39,400,000 which begin to expire in 2007. No benefit has been recorded for such loss carryforwards, and utilization in future years may be limited, if significant ownership changes have occurred.

         Components of deferred tax assets are as follows:


                                                                        December 31
                                                     ----------------------------------------------------
                                                          1999               1998              1997
                                                          ----               ----              ----
          Loss carryforwards ....................      $ 14,579,000       $ 13,445,000       $ 12,000,000
          Research and development tax credit
             carryforwards ......................           888,000            894,000            791,000
          Deferred compensation .................           494,000            472,000            403,000
          Amortization of intangibles ...........            66,000                  -                  -
                                                      -------------      -------------      -------------
                                                       $ 16,027,000       $ 14,811,000       $ 13,194,000
          Less valuation allowance ..............       (16,027,000)       (14,811,000)       (13,194,000)
                                                      -------------      -------------      -------------
          Net deferred tax assets ...............      $          -       $          -       $          -
                                                      =============      =============      =============

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
GalaGen Inc.

         We have audited the accompanying balance sheets of GalaGen Inc. as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GalaGen Inc. at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                   Ernst & Young LLP

Minneapolis, Minnesota
February 25, 2000

                             SELECTED FINANCIAL DATA

       The selected financial data set forth below as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 are derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included herein. The selected financial data as of December 31, 1997, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 are derived from audited financial statements which are not included herein. The data set forth below should be read in conjunction with the financial statements and notes thereto included in the appendix and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included above.


                                                                              YEAR ENDED DECEMBER 31
                                                     -----------------------------------------------------------------------------
                                                            1999            1998            1997           1996             1995
                                                     -----------------------------------------------------------------------------
                                                               (IN THOUSANDS, EXCEPT SHARE NUMBERS AND PER SHARE DATA)
STATEMENTS OF OPERATIONS:
   Revenues ......................................    $     3,181     $       876     $         -     $         -     $       150
   Operating costs and expenses:
     Cost of goods sold ..........................            704             244               -               -               -
     Selling, general and administrative .........          2,942           2,235           1,541           1,480           1,417
     Product development .........................          1,619           1,914           3,760           5,258           3,731
     Depreciation and amortization ...............            679             768             601             409             605
   Operating loss ................................         (2,762)         (4,285)         (5,902)         (7,147)         (5,603)
   Interest income ...............................            176             338             448             605              31
   Interest expense ..............................            (11)           (573)           (181)           (945)           (507)
   Net loss before extraordinary gain ............         (2,596)         (4,520)         (5,635)         (7,487)         (6,079)
   Extraordinary gain on extinguishment of
     debt ........................................              -               -               -               -             605
   Net loss for the period .......................         (2,596)         (4,520)         (5,635)         (7,487)         (5,474)
   Preferred stock dividend ......................              -               -               -          (7,297)              -
   Net loss applicable to common stockholders ....    $    (2,596)    $    (4,520)    $    (5,635)    $   (14,784)         (5,474)
   Net loss per share applicable to common
     stockholders
     Basic and diluted ...........................    $      (.26)    $      (.56)    $      (.78)    $     (2.24)    $     (2.87)

   Weighted average number of common shares
      outstanding
     Basic and diluted ...........................      9,957,306       8,067,564       7,184,722       6,604,902       1,904,059


                                                                           DECEMBER 31
                                                    ------------------------------------------------------------
                                                    1999          1998          1997          1996          1995
                                                    ----          ----          ----          ----          ----
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash and cash equivalents .............      $    205      $  4,082      $    156      $  3,870      $    509
    Available-for-sale securities .........         2,783             -         7,512         7,498             -
    Working capital (deficiency) ..........         3,271         3,725         7,028         9,776        (1,033)
    Total assets ..........................         4,732         6,293         9,530        12,959           818
    Note payable ..........................             -             -         1,162             -             -
    Convertible notes .....................             -           193         1,072             -         8,199
    Total liabilities .....................           464         1,217         2,877         1,724        10,521
    Stockholders' equity (deficiency) .....         4,268         5,076         6,653        11,235        (9,703)


                      MARKET FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's common stock, par value $.01 per share, has been publicly traded since the closing of the Company's initial public offering on April 1, 1996. The common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol GGEN. At March 27, 2000, the number of holders of the common stock was approximately 2,550, consisting of 150 record holders and 2,400 stockholders whose stock is being held by a bank, broker or other nominee. On March 27, 2000, the closing sale price of a share of the common stock was $2.875.

         The high and low sale prices per share of the common stock for the four quarters during the years ended December 31, 1999 and 1998 were as follows:


                                     1999                           1998
                            ----------------------         ----------------------
                              HIGH          LOW             HIGH           LOW
                            ----------------------         ----------------------
   First Quarter             $2.625       $1.750           $2.250        $0.844
   Second Quarter            $2.406       $1.438           $3.313        $1.563
   Third Quarter             $2.750       $1.625           $4.000        $1.625
   Fourth Quarter            $2.125       $1.375           $3.000        $1.375

         The Company has never paid cash dividends on the common stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.

                 SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

                                  GALAGEN INC.

                                DECEMBER 31, 1999


                                                     Balance at           Charged to Costs                        Balance at
                Description                     Beginning of Period         and Expenses        Deductions      End of Period
                -----------                     -------------------         ------------        ----------      -------------
Year Ended December 31, 1999:
    Allowance for returns and doubtful
       accounts                                        $14,020                 $ 4,931                   -          $18,951
                                                       -------                 -------             -------          -------
                                    Total              $14,020                 $ 4,931                   -          $18,951
                                                       =======                 =======             =======          =======
Year Ended December 31, 1998:
    Allowance for returns and doubtful
       accounts                                              -                 $14,020                   -          $14,020
                                                       -------                 -------             -------          -------
                                    Total                    -                 $14,020                   -          $14,020
                                                       =======                 =======             =======          =======
Year Ended December 31, 1997:
                                    Total                    -                       -                   -                -
                                                       =======                 =======             =======          =======